Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 13 DATED AUGUST 17, 2026
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 8 dated April 2, 2026, supplement no. 9 dated April 17, 2026, supplement no. 10 dated May 15, 2026, supplement no. 11 dated June 16, 2026 and supplement no. 12 dated July 20, 2026. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•the transaction price for each class of our common stock as of September 1, 2026;
•the calculation of our July 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to an investment in us;
•updated experts information; and
•to include our Quarterly Report on Form 10-Q for the three months ended June 30, 2026.

Status of this Offering

As of August 12, 2026, we have raised gross proceeds of approximately $25.1 million from the sale of 2.2 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $2.8 million. As of August 12, 2026, approximately $724.9 million in shares remain available for sale pursuant to this offering, including approximately $72.2 million in shares available for sale through our distribution reinvestment plan.

September 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of September 1, 2026 (and repurchases as of August 31, 2026) is as follows:

Transaction Price (per share)
Class T	$11.3250
Class D	$11.3250
Class I	$11.3250
Class A	$11.3250

The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2026. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2026 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The July 31, 2026 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, each real property asset is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of July 31, 2026 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of July 31, 2026 and June 30, 2026:

	As of
Components of NAV (1)	July 31, 2026	June 30, 2026
Investments in Multifamily Operating Properties	2,422,831,153	$2,330,455,064
Investments in Multifamily Development Properties	76,135,925	72,885,102
Investments in Real Estate-Related Structured Investments	138,591,685	136,868,868
Investments in Land Held for Development	37,404,818	37,336,469
Operating Company and Other Net Current Assets	71,506,835	96,892,072
Cash and Cash Equivalents	31,372,596	15,207,917
Secured Real Estate Financing	(1,436,040,240)	(1,353,151,821)
Subordinated Unsecured Notes	(16,968,847)	(17,207,375)
Preferred Equity	(227,716,943)	(225,161,529)
Net Asset Value	$1,097,116,982	$1,094,124,767
Fully-diluted Shares/Units Outstanding	96,875,370	96,716,557

(1) Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2026 and June 30, 2026:

	Class
	T	D	I (1)	A	OP (2)	Total
As of July 31, 2026
Monthly NAV	$50,583,297	$4,963,772	$244,469,176	$185,145,045	$611,955,692	$1,097,116,982
Fully-diluted Outstanding Shares/Units	4,466,502	438,301	21,586,615	16,348,297	54,035,655	96,875,370
NAV per Fully-diluted Share/Unit	$11.3250	$11.3250	$11.3250	$11.3250	$11.3250
As of June 30, 2026
Monthly NAV	$50,582,262	$4,989,015	$239,994,422	$186,891,386	$611,667,682	$1,094,124,767
Fully-diluted Outstanding Shares/Units	4,471,284	441,010	21,214,614	16,520,503	54,069,146	96,716,557
NAV per Fully-diluted Share/Unit	$11.3127	$11.3127	$11.3127	$11.3127	$11.3127

(1) Commencing with our determination of NAV as of December 31, 2025, we have assumed all outstanding convertible preferred equity as of our NAV determination date has been converted to Class I shares based on the NAV per share of Class I common stock as of the determination date.

(2) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the July 31, 2026 valuations of our real property assets, based on property types:

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.94%	5.53%
Development Assets	7.00%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.7%	2.2%
	0.25% increase	(2.6)%	(2.1)%
Exit Capitalization Rate	0.25% decrease	3.8%	3.5%
	0.25% increase	(3.3)%	(3.1)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our July 31, 2026 NAV, we had a portfolio of $2.8 billion in total assets, with 80.3% of our equity value in operating properties, 3.0% in development, 13.8% in real estate-related structured investments and 2.9% in land held for development. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio as of June 30, 2026.

On July 30, 2026, we acquired Park Lafayette Towers, a 271-unit multifamily community in Milwaukee, WI for a purchase price of $94.1 million, funded through a combination of assumed seller financing, 1031 exchange proceeds from the Cottonwood Apartments and Melrose Phase II dispositions, and cash on hand.

Declaration of Distributions

On August 17, 2026, our board of directors declared a distribution for the month of August of $0.0566666, or $0.68 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on August 31, 2026, to be paid in September 2026.

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions” for additional detail regarding our distributions paid for the year ended December 31, 2025 and the six months ended June 30, 2026.

Repurchases

During the three months ended June 30, 2026, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased (1)	Repurchases as a Percentage of NAV (2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs (3)
April 2026	295,425	0.9778292%	$11.3163	—
May 2026	210,791	0.6884092%	$11.3156	—
June 2026	262,383	0.8423466%	$11.3465	—
Total	768,599

(1) All shares were repurchased through our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and its Affiliates

The table below provides information regarding fees and expenses, including the performance allocation, paid by us, directly or indirectly, to our advisor and its affiliates in connection with this offering and our operations. The table includes amounts incurred for the six months ended June 30, 2026 and the year ended December 31, 2025 (amounts in thousands). Refer to the “Compensation” section of the prospectus for more information regarding these fees and expenses.

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Form of Compensation
Offering Stage
Selling commissions, dealer manager fees and wholesaling fee (1)	$490	$534
Organization and offering expenses	—	—
Operational Stage
Asset management fees	6,435	12,150
Reimbursable operating expenses	—	—
Reimbursable employee costs (2)	(111)	(252)
Affiliate coworking fees (3)	—	90
Performance participation allocation	—	—
	$6,814	$12,522
(1)These amounts were paid to Orchard Securities as the dealer manager for this offering. Orchard Securities has reallowed all or a portion of these amounts to participating broker-dealers and certain wholesalers, all of whom are internal to our advisor and its affiliates.
(2)Reflects reimbursable costs received by us pursuant to the Reimbursement and Cost Sharing Agreement between Cottonwood Capital Management, LLC (“CCM”), a wholly owned subsidiary of CROP, and Cottonwood Communities Advisors, LLC (“CCA”) pursuant to which CCM will make available to CCA on an as-needed basis certain employees of CCM to the extent the employees are not otherwise occupied in providing services for us or our subsidiaries and CCA reimburses CCM for CCA’s allocable share of all direct and indirect costs related to the employees, including wages, salaries and other employee benefits and allocable overhead expenses..
(3)We, through our subsidiaries, have engaged APT to provide co-working space design and services at certain of our multifamily apartment communities. Amounts shown reflect fees paid to APT pursuant to our Coworking Space Design Agreements and Service Agreements and exclude approximately $35,000 in furniture charges paid to APT in 2025 which are capitalized to the project. See Part III, Item 13. “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated into the prospectus by reference for additional information regarding our agreements with APT.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the six months ended June 30, 2026, we had consolidated net loss of $31.8 million. For the year ended December 31, 2025, we had consolidated net loss of $12.9 million. As of June 30, 2026, we had an accumulated deficit of $122.0 million. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $48.5 million for the six months ended June 30, 2026 and $57.4 million for the year ended December 31, 2025.

Net income (loss) and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments. We calculate depreciation on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, including funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. See Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Funds from Operations” for considerations on how to review this metric.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

It is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. In these instances, we expect to look to third-party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the six months ended June 30, 2026, and the year ended December 31, 2025, we paid aggregate distributions to convertible preferred stockholders, common stockholders and limited partnership unit holders of $33.4 million and $51.4 million, including $31.8 million and $48.0 million of distributions paid in cash and $1.7 million and $3.4 million of distributions reinvested through our distribution reinvestment plan, respectively.

Our net loss for the six months ended June 30, 2026 was $31.8 million and our net loss for the year ended December 31, 2025 was $12.9 million. Cash flows provided by operating activities were $1.2 million for the six months ended June 30, 2026, and cash flows used in operating activities were $20.6 million for the year ended December 31, 2025.

We funded our total distribution paid during the six months ended June 30, 2026, which includes net cash distributions and distribution reinvestment by stockholders, with $1.2 million of cash from operations, $7.7 million from proceeds from realized investment, $13.3 million from additional borrowings, $9.6 million from offering proceeds and $1.7 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan.

We funded our total distributions paid during the year ended December 31, 2025, which includes net cash distributions and distributions reinvested by stockholders, with $48.0 million from proceeds from realized investment and $3.4 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

Experts

The statements included in this supplement under “July 31, 2026 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

Quarterly Report on Form 10-Q for the Three Months Ended June 30, 2026

On August 14, 2026, we filed our Quarterly Report on Form 10-Q for the three months ended June 30, 2026 with the Securities and Exchange Commission. The report (without exhibits) is attached to this Supplement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 10-Q
________________________________

(Mark one)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _________ TO _________
Commission file number: 000-56165
________________________________

Cottonwood Communities, Inc.
(Exact name of Registrant as specified in its charter)

________________________________

Maryland	61-1805524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3257 S. Richmond St., Suite 106B, Millcreek, UT 84106
(Address of principal executive offices, including Zip Code)

(801) 278-0700
(Registrant's telephone number, including Area Code)

1245 Brickyard Road, Suite 250, Salt Lake City, UT 84106
(Former Address, if Changed Since Last Report)
_________________

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.			☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

As of August 7, 2026, there were 4,506,057 shares of the registrant’s Class T common stock, 439,512 shares of the registrant's Class D common stock, 10,440,228 shares of the registrant's Class I common stock, and 16,356,489 shares of the registrant’s Class A common stock outstanding.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Cottonwood Communities, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)

	June 30, 2026	December 31, 2025
Assets	(Unaudited)
Real estate assets, net	$1,890,415	$1,887,725
Investments in unconsolidated real estate entities	145,532	144,939
Investments in real estate-related loans, net	43,227	42,730
Cash and cash equivalents	47,711	39,454
Restricted cash	50,892	28,362
Other assets	54,713	47,256
Total assets	$2,232,490	$2,190,466
Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$1,224,972	$1,246,637
Construction loan, net	28,944	16,836
Land loans, net	12,322	19,211
Preferred stock, net	216,544	198,567
Unsecured promissory notes, net	15,756	9,595
Related party payables	1,341	2,865
Accounts payable, accrued expenses and other liabilities	72,811	72,579
Total liabilities	1,572,690	1,566,290
Commitments and contingencies (Note 13)
Equity and noncontrolling interests
Stockholders' equity
Series A Convertible Preferred Stock, $0.01 par value, 15,000,000 shares authorized at $10.00 per share; 12,887,884 and 11,982,475 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively.	111,164	105,851
Common stock, Class T shares, $0.01 par value, 275,000,000 shares authorized; 4,471,284 and 4,128,149 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively.	44	41
Common stock, Class D shares, $0.01 par value, 275,000,000 shares authorized; 441,011 and 433,710 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively.	4	4
Common stock, Class I shares, $0.01 par value, 275,000,000 shares authorized; 9,747,853 and 7,149,167 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively.	97	72
Common stock, Class A shares, $0.01 par value, 125,000,000 shares authorized; 16,520,503 and 17,547,698 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively.	159	169
Additional paid-in capital	430,619	402,956
Accumulated distributions - Series A Convertible Preferred	(14,485)	(9,526)
Accumulated distributions - common stock	(116,443)	(106,199)
Accumulated deficit	(121,991)	(110,561)
Total stockholders' equity	289,168	282,807
Noncontrolling interests
Limited partners	308,673	294,437
Partially owned entities	61,959	46,932
Total noncontrolling interests	370,632	341,369
Total equity and noncontrolling interests	659,800	624,176
Total liabilities, equity and noncontrolling interests	$2,232,490	$2,190,466

See accompanying notes to condensed consolidated financial statements

Note: The condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025 include assets of consolidated variable interest entities, or VIEs of $907.4 million and $912.1 million, respectively, and liabilities of $645.2 million and $642.2 million, respectively. Refer to Note 11 for additional discussion of our VIEs.

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenues
Rental and other property revenues	$43,481	$35,185	$87,034	$72,493
Property management revenues	1,727	1,659	3,323	3,451
Other revenues	2,492	2,140	4,868	3,706
Total revenues	47,700	38,984	95,225	79,650
Operating expenses
Property operations expense	17,187	13,543	36,647	27,125
Property management expense	4,256	4,785	8,716	9,367
Asset management fee	3,234	3,032	6,435	6,123
Depreciation and amortization	23,725	14,236	48,497	29,186
General and administrative expenses	2,312	2,930	5,141	5,489
Impairment loss	—	—	—	957
Total operating expenses	50,714	38,526	105,436	78,247
(Loss) income from operations	(3,014)	458	(10,211)	1,403
Equity in (losses) earnings of unconsolidated real estate entities	(2,046)	1,516	(3,637)	2,885
Interest income	238	481	375	815
Interest expense	(19,540)	(18,312)	(38,746)	(38,359)
Loss on debt extinguishment	—	(1,634)	(198)	(1,732)
Gain on sale of real estate assets	4,730	56,834	20,489	64,766
Gain on legal settlement	—	—	—	400
Other expense	(96)	(3,144)	(250)	(7,118)
(Loss) income before income taxes	(19,728)	36,199	(32,178)	23,060
Income tax benefit	196	295	416	420
Net (loss) income	(19,532)	36,494	(31,762)	23,480
Net loss (income) attributable to noncontrolling interests:
Limited partners	11,586	(18,720)	18,479	(12,315)
Partially owned entities	754	408	1,853	744
Net (loss) income attributable to controlling interests	(7,192)	18,182	(11,430)	11,909
Less: preferred stock dividends	2,491	1,684	4,958	3,017
Net (loss) income attributable to common stockholders	$(9,683)	$16,498	$(16,388)	$8,892

Weighted-average common shares outstanding - basic	31,196,081	31,018,873	30,768,465	31,279,782
Weighted-average common shares outstanding - diluted	31,196,081	38,574,476	30,768,465	31,279,782

Net (loss) earnings per common share - basic	$(0.31)	$0.53	$(0.53)	$0.28
Net (loss) earnings per common share - diluted	$(0.31)	$0.47	$(0.53)	$0.28

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Stockholders' Equity
(Unaudited)
(in thousands)

		Cottonwood Communities, Inc. Stockholders' Equity									Noncontrolling interests
	Series A Convertible Preferred Stock	Par Value - Common Stock				Additional Paid-In Capital	Accumulated Distributions		Accumulated Deficit	Total Stockholders' Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
		Class T	Class D	Class I	Class A		Convertible Preferred	Common Stock
Balance at January 1, 2026	$105,851	$41	$4	$72	$169	$402,956	$(9,526)	$(106,199)	$(110,561)	$282,807	$294,437	$46,932	$624,176
Issuance of Series A Convertible Preferred Stock	15,944	—	—	—	—	—	—	—	—	15,944	—	—	15,944
Offering Costs - Series A Convertible Preferred Stock	(1,309)	—	—	—	—	—	—	—	—	(1,309)	—	—	(1,309)
Issuance of common stock	—	6	—	6	—	13,596	—	—	—	13,608	—	—	13,608
Offering costs - common stock	—	—	—	—	—	(1,632)	—	—	—	(1,632)	—	—	(1,632)
Distribution reinvestment	—	—	—	—	—	825	—	—	—	825	—	—	825
Common stock/OP Units repurchased	—	(2)	—	(2)	(6)	(12,079)	—	—	—	(12,089)	(957)	—	(13,046)
Exchanges and transfers	(7,513)	—	—	7	—	7,563	—	—	—	57	(57)	—	—
Issuance of OP Units	—	—	—	—	—	—	—	—	—	—	1,525	—	1,525
Contributions to DST Program	—	—	—	—	—	108	—	—	—	108	175	2,297	2,580
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	6,120	6,120
Share-based compensation	—	—	—	—	—	111	—	—	—	111	545	—	656
Other	—	—	—	—	—	—	—	—	—	—	—	(236)	(236)
Distributions to investors	—	—	—	—	—	—	(2,468)	(5,051)	—	(7,519)	(8,402)	(181)	(16,102)
Net loss	—	—	—	—	—	—	—	—	(4,238)	(4,238)	(6,893)	(1,099)	(12,230)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	(1,386)	—	—	—	(1,386)	1,386	—	—
Balance at March 31, 2026	$112,973	$45	$4	$83	$163	$410,062	$(11,994)	$(111,250)	$(114,799)	$285,287	$281,759	$53,833	$620,879
Issuance of Series A Convertible Preferred Stock	15,704	—	—	—	—	—	—	—	—	15,704	—	—	15,704
Offering Costs - Series A Convertible Preferred Stock	(1,520)	—	—	—	—	—	—	—	—	(1,520)	—	—	(1,520)
Issuance of common stock	—	—	—	2	—	3,644	—	—	—	3,646	—	—	3,646
Offering costs - common stock	—	—	—	—	—	(482)	—	—	—	(482)	—	—	(482)
Distribution reinvestment	—	—	—	—	—	854	—	—	—	854	—	—	854
Common stock/OP Units repurchased	—	(1)	—	(2)	(4)	(8,698)	—	—	—	(8,705)	(1,876)	—	(10,581)
Exchanges and transfers	(15,993)	—	—	14	—	15,979	—	—	—	—	—	—	—
Issuance of OP Units	—	—	—	—	—	—	—	—	—	—	56,069	—	56,069
Contributions to DST Program	—	—	—	—	—	853	—	—	—	853	1,381	10,065	12,299
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	780	780
Share-based compensation	—	—	—	—	—	116	—	—	—	116	557	—	673
Other	—	—	—	—	—	309	—	—	—	309	626	(942)	(7)
Distributions to investors	—	—	—	—	—	—	(2,491)	(5,193)	—	(7,684)	(10,275)	(1,023)	(18,982)
Net loss	—	—	—	—	—	—	—	—	(7,192)	(7,192)	(11,586)	(754)	(19,532)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	7,982	—	—	—	7,982	(7,982)	—	—
Balance at June 30, 2026	$111,164	$44	$4	$97	$159	$430,619	$(14,485)	$(116,443)	$(121,991)	$289,168	$308,673	$61,959	$659,800

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Stockholders' Equity (Continued)
(Unaudited)
(in thousands)

		Cottonwood Communities, Inc. Stockholders' Equity									Noncontrolling interests
	Series A Convertible Preferred Stock	Par Value - Common Stock				Additional Paid-In Capital	Accumulated Distributions		Accumulated Deficit	Total Stockholders' Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
		Class T	Class D	Class I	Class A		Convertible Preferred	Common Stock
Balance at January 1, 2025	$50,668	$43	$4	$62	$197	$372,611	$(2,255)	$(84,797)	$(105,717)	$230,816	$186,032	$28,081	$444,929
Issuance of Series A Convertible Preferred Stock	19,899	—	—	—	—	—	—	—	—	19,899	—	—	19,899
Offering Costs - Series A Convertible Preferred Stock	(1,621)	—	—	—	—	—	—	—	—	(1,621)	—	—	(1,621)
Series A Convertible Preferred Stock repurchased	(450)	—	—	—	—	—	—	—	—	(450)	—	—	(450)
Issuance of common stock	—	1	—	5	—	7,660	—	—	—	7,666	—	—	7,666
Offering costs - common stock	—	—	—	—	—	(489)	—	—	—	(489)	—	—	(489)
Distribution reinvestment	—	—	—	—	—	871	—	—	—	871	—	—	871
Common stock/OP Units repurchased	—	(1)	—	(2)	(7)	(11,758)	—	—	—	(11,768)	(90)	—	(11,858)
Exchanges and transfers	—	—	—	1	—	1,792	—	—	—	1,793	(1,793)	—	—
Share-based compensation	—	—	—	—	—	93	—	—	—	93	949	—	1,042
Distributions to investors	—	—	—	—	—	—	(1,333)	(5,648)	—	(6,981)	(5,893)	(93)	(12,967)
Net loss	—	—	—	—	—	—	—	—	(6,273)	(6,273)	(6,405)	(336)	(13,014)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	782	—	—	—	782	(782)	—	—
Balance at March 31, 2025	$68,496	$43	$4	$66	$190	$371,562	$(3,588)	$(90,445)	$(111,990)	$234,338	$172,018	$27,652	$434,008
Issuance of Series A Convertible Preferred Stock	12,693	—	—	—	—	—	—	—	—	12,693	—	—	12,693
Offering Costs - Series A Convertible Preferred Stock	(1,063)	—	—	—	—	—	—	—	—	(1,063)	—	—	(1,063)
Issuance of common stock	—	1	1	1	—	2,815	—	—	—	2,818	—	—	2,818
Offering costs - common stock	—	—	—	—	—	(491)	—	—	—	(491)	—	—	(491)
Distribution reinvestment	—	—	—	—	—	873	—	—	—	873	—	—	873
Common stock/OP Units repurchased	—	(1)	—	(7)	(6)	(17,475)	—	—	—	(17,489)	(600)	—	(18,089)
Exchanges and transfers	—	—	—	3	—	3,640	—	—	—	3,643	(3,643)	—	—
Share-based compensation	—	—	—	—	—	76	—	—	—	76	780	—	856
Distributions to investors	—	—	—	—	—	—	(1,684)	(5,539)	—	(7,223)	(5,839)	(54)	(13,116)
Net income (loss)	—	—	—	—	—	—	—	—	18,182	18,182	18,720	(408)	36,494
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	2,846	—	—	—	2,846	(2,846)	—	—
Balance at June 30, 2025	$80,126	$43	$5	$63	$184	$363,846	$(5,272)	$(95,984)	$(93,808)	$249,203	$178,590	$27,190	$454,983

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net (loss) income	$(31,762)	$23,480
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	48,497	29,186
Gain on sale of real estate assets	(20,489)	(64,766)
Share-based compensation	1,329	1,898
Deferred taxes	(511)	(484)
Amortization of debt issuance costs, discounts and premiums	3,983	3,574
Derivative fair value adjustments	105	1,037
Loss on debt extinguishment	198	1,732
Impairment loss	—	957
Other operating	(535)	122
Equity in losses (earnings) of unconsolidated real estate entities	3,637	(2,885)
Distributions from unconsolidated real estate entities - return on capital	1,529	1,433
Changes in operating assets and liabilities:
Other assets	(6,801)	(5,604)
Accounts payable, accrued expenses and other liabilities	1,989	2,269
Net cash provided by (used in) operating activities	1,169	(8,051)
Cash flows from investing activities:
Acquisitions of real estate	(48,498)	—
Proceeds from sale of real estate assets, net	70,109	327,031
Promissory note to buyer of real estate assets	—	(7,000)
Capital expenditures and development activities	(24,407)	(25,677)
Investments in unconsolidated real estate entities	(1,130)	(1,000)
Contributions to investments in real estate-related loans	—	(6,876)
Other investing activities	(900)	—
Net cash (used in) provided by investing activities	(4,826)	286,478

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)
(in thousands)

	Six Months Ended June 30,
	2026	2025
Cash flows from financing activities:
Principal payments on mortgage notes	(1,190)	(358)
Borrowings from revolving credit facility	9,000	11,000
Repayments on revolving credit facility	(15,000)	(67,264)
Borrowings under mortgage notes	52,100	42,556
Repayments of mortgage notes	(35,430)	(221,405)
Deferred financing costs on mortgage notes	(814)	—
Borrowings from construction loans	11,386	6
Borrowings under land loans	—	19,240
Repayments on land loans	(6,918)	—
Deferred financing costs on land loans	—	(222)
Proceeds from issuance of preferred stock	18,297	18,502
Redemption of preferred stock	(771)	(1,013)
Offering costs paid on issuance of preferred stock	(1,872)	(1,780)
Proceeds from issuance of unsecured promissory notes	6,500	—
Offering costs paid on issuance of unsecured notes	(451)	—
Repurchase of unsecured promissory notes	—	(843)
Proceeds from issuance of Series A Convertible Preferred Stock	30,056	32,708
Offering costs paid on issuance of Series A Convertible Preferred Stock	(2,800)	(2,682)
Repurchase of Series A Convertible Preferred Stock	—	(450)
Proceeds from issuance of common stock	17,205	10,484
Offering costs paid on issuance of common stock	(2,047)	(1,092)
Repurchase of common stock/OP Units	(24,396)	(30,222)
Contributions from noncontrolling interests	15,660	—
Distributions to convertible preferred stockholders	(4,919)	(2,797)
Distributions to common stockholders	(8,469)	(9,504)
Distributions to noncontrolling interests - limited partners	(18,379)	(11,754)
Distributions to noncontrolling interests - partially owned entities	(1,205)	(147)
Other financing activities	(1,099)	—
Net cash provided by (used in) financing activities	34,444	(217,037)
Net increase in cash and cash equivalents and restricted cash	30,787	61,390
Cash and cash equivalents and restricted cash, beginning of period	67,816	93,437
Cash and cash equivalents and restricted cash, end of period	$98,603	$154,827

Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$47,711	$128,898
Restricted cash	50,892	25,929
Total cash and cash equivalents and restricted cash	$98,603	$154,827

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)
(in thousands)

	Six Months Ended June 30,
	2026	2025
Supplemental disclosure of cash flow information:
Cash paid for interest	$36,117	$49,129

Supplemental disclosure of non-cash investing and financing activities:
Changes in accrued deferred offering costs	$175	$(146)
Distributions reinvested in common stock	1,679	1,744
Changes in accrued capital expenditures	1,864	(55)
Paid-in-kind interest related to construction	790	—
Changes in accrued redemptions	(1,001)	(574)
Cottonwood on 6th Consolidation
Real estate assets	$6,120	$—
Noncontrolling interest	(6,120)	—
Orchards at Cherry Creek Apartments Acquisition
Real estate assets, net of cash acquired	$61,996	$—
Other assets and liabilities assumed, net	757	—
Value of OP Units issued for interests acquired	43,628	—
5 Row Apartments Acquisition
Real estate assets, net of cash acquired	$41,096	$—
Value of OP Units issued for interests acquired	11,361	—
APT Acquisition
Customer relationship intangible asset	$1,012	$—
Other assets and liabilities assumed, net	120	—
Value of OP Units issued for interests acquired	1,132	—
Melrose Phase II Deconsolidation
Real estate assets derecognized	$35,548	$—
Mortgage derecognized	(32,188)	—
Cash and restricted cash derecognized	900	—
Other assets and liabilities derecognized, net	(450)	—
Fair value of retained interest as equity method investment	4,344	—

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.Organization and Business

Cottonwood Communities, Inc. (“CCI,” the “Company,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We own all of our assets through our operating partnership, Cottonwood Residential O.P., LP (“CROP”), and its subsidiaries. We are the sole member of Cottonwood Communities GP Subsidiary, LLC, the sole general partner of CROP (“CCGP”) and own general partner interests in CROP alongside third-party limited partners.

We are a non-listed, perpetual-life, net asset value (“NAV”), real estate investment trust (“REIT”). We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As a perpetual-life REIT, we intend to offer common stock through public offerings that do not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. Our current offering, which commenced November 4, 2025, is for $675.0 million of shares of common stock in a primary offering and $75.0 million under our distribution reinvestment plan (“DRP”). As of June 30, 2026, we have raised gross proceeds of $407.4 million from all our public offerings, including $13.0 million in proceeds through our DRP.

Since November 2019, we have periodically conducted private placement offerings exempt from registration under the Securities Act pursuant to which we have offered for sale to accredited investors preferred stock at a purchase price of $10.00 per share of preferred stock (the “Private Offerings”). As of June 30, 2026, we have raised gross proceeds of $438.9 million from the Private Offerings. Additional information about our preferred stock is included in Note 8 for preferred stock accounted for as liabilities and Note 9 for preferred stock accounted for as equity.

In addition, we have a program through our taxable REIT subsidiary (the “DST Program”), to sell beneficial interests (“DST Interests”) in Delaware statutory trusts (“DSTs”) holding real properties to accredited investors through private placement offerings exempt from registration under the Securities Act. We commenced our first offering of DST Interests in Cottonwood Riverfront DST, a DST holding 805 Riverfront, in the third quarter of 2025. Our ownership interest in 805 Riverfront will decline as we raise proceeds in this DST offering. As of June 30, 2026, $27.4 million of DST Interests had been sold.

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of June 30, 2026, our portfolio consists of ownership interests or structured investment interests in 47 multifamily apartment communities with a total of 13,050 units, including 364 units in two multifamily apartment communities under construction and another 1,545 units in seven multifamily apartment communities in which we have a structured investment interest. In addition, we have an ownership interest in five land sites.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. The condensed consolidated financial statements, including the condensed notes thereto, are unaudited and exclude some of the disclosures required in audited financial statements. The condensed consolidated balance sheet as of December 31, 2025 has been derived from our audited financial statements as of that date, but does not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC. As our comprehensive income is equivalent to net income, our accompanying condensed consolidated financial statements do not include a Statement of Other Comprehensive Income.

The accompanying condensed consolidated financial statements include our accounts and the accounts of our subsidiaries for which we have a controlling interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the prior year condensed consolidated financial statements and notes to the condensed consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Disaggregation of Income Statement Expenses, which requires disclosure of additional information about specific cost and expense categories in the notes to the financial statements. The ASU will be applied either prospectively or retrospectively and is effective for us for the year ended December 31, 2027, and interim reporting periods commencing in 2028. We are currently evaluating the effect the ASU will have on our consolidated financial statements and related disclosures.

3.    Real Estate Assets, Net

The following table summarizes the carrying amounts of our consolidated real estate assets ($ in thousands):

	June 30, 2026	December 31, 2025
Land	$276,601	$280,011
Buildings and improvements	1,632,903	1,617,134
Furniture, fixtures and equipment	76,356	72,834
Intangible assets	49,390	49,348
Construction in progress (1)	109,455	89,184
	2,144,705	2,108,511
Less: Accumulated depreciation and amortization	(254,290)	(220,786)
Real estate assets, net	$1,890,415	$1,887,725

(1) Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our operating properties.

Asset Dispositions and Deconsolidations

On February 6, 2026, we completed the sale of a 99.9% interest in Cottonwood Apartments for gross proceeds of $57.7 million. We reserved net proceeds of $20.8 million (net of mortgage debt and closing costs) for a potential Section 1031 exchange and recognized a gain of $15.8 million.

In May 2026, we sold two land parcels for gross proceeds of approximately $10.0 million.

On June 5, 2026, we sold tenant-in-common interests in Melrose Phase II to unaffiliated third parties for gross proceeds of $20.9 million, reducing our ownership from 100% to 50.2%. As a result of this transaction, Melrose Phase II was deconsolidated and our remaining ownership is recorded as an investment in unconsolidated real estate. Refer to Note 4. We reserved net proceeds of $4.6 million (net of assumed mortgage debt and closing costs) for a potential Section 1031 exchange and recorded a gain on sale of $4.8 million, of which $0.5 million was attributable to remeasuring the retained interest at fair value.

Asset Acquisitions

On June 10, 2026, we acquired Orchards at Cherry Creek Apartments, a 240-unit multifamily community in Centennial, CO for a purchase price of $62.4 million, of which $43.6 million was paid with the issuance of OP Units.

On June 30, 2026, we acquired 5 Row Apartments, a 128-unit multifamily community in Charlottesville, VA for a purchase price of $40.9 million, of which $11.4 million was paid with the issuance of OP Units.

Assets and liabilities of both properties purchased during the six months ended June 30, 2026 were recorded at relative fair value as asset acquisitions. Intangible assets acquired generally consist of in-place lease intangibles and are amortized over six months.

The following table summarizes the purchase price allocation of the real estate assets acquired during the six months ended June 30, 2026 ($ in thousands):

	Allocated Amounts
Property	Building	Land	Personal Property	Intangible	Total
Orchards at Cherry Creek	$46,512	$8,992	$5,435	$1,493	$62,432
5 Row Apartments	$33,470	$4,178	$2,607	$841	$41,096

Cottonwood on 6th

Cottonwood on 6th (formerly “Western Gardens”) is an early-stage multifamily development project in Salt Lake City, Utah, partially owned by affiliates of certain of our executive officers, which we consolidate. To fund development, we are sponsoring an offering of up to $21.1 million to external investors. As of June 30, 2026, $0.8 million had been raised through the offering and is recorded as noncontrolling interest – partially owned entities. As of June 30, 2026, we had $13.9 million of capitalized development costs on the condensed consolidated balance sheets for the project.

4.    Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in operating properties and preferred equity investments as follows as of June 30, 2026 and December 31, 2025 ($ in thousands):

			Balance at
Property / Development	Location	% Owned	June 30, 2026	December 31, 2025
Operating Properties
Cottonwood Bayview (1)	St. Petersburg, FL	71.0%	$7,338	$8,377
Toscana at Valley Ridge (1)	Lewisville, TX	58.6%	5,045	5,298
Fox Point (1)	Salt Lake City, UT	52.8%	11,291	11,775
The Marq Highland Park (1)	Tampa, FL	74.1%	18,851	19,860
Autumn Ridge (1)	Raleigh, NC	92.4%	21,009	23,259
Melrose Phase II (1)(2)	Nashville, TN	50.2%	3,920	—

Preferred Equity Investments
417 Callowhill (3)	Philadelphia, PA		43,584	44,752
Infield (3)	Kissimmee, FL		22,129	20,389

Other Investments
Regenerant Venture	Various		12,117	10,987
Other			248	242
Total			$145,532	$144,939

(1) We account for our tenant in common interests in these properties as equity method investments.
(2) On June 5, 2026, we sold 49.8% of our ownership interest in Melrose Phase II. Refer to Note 3.
(3) As of June 30, 2026, we have fully funded our commitments on both 417 Callowhill and Infield.

Our proportionate share of losses from unconsolidated operating properties for the three months ended June 30, 2026 and 2025 were $2.6 million and $0.7 million, respectively. Our proportionate share of losses from unconsolidated operating properties for the six months ended June 30, 2026 and 2025 were $4.2 million and $1.4 million, respectively. These amounts are included in equity in (losses) earnings of unconsolidated real estate entities in the condensed consolidated statements of operations.

Certain investments have liquidation rights and priorities that are different from ownership percentages. For these investments, the hypothetical liquidation at book value (“HLBV”) method was used to calculate equity in earnings. Under this method, equity in earnings or losses is based on changes in the amounts that would be received if the investee liquidated its assets at GAAP carrying values and distributed the proceeds in accordance with the governing agreements. The HLBV method is a balance sheet focused approach commonly applied to equity method investments where cash distributions are not aligned with ownership percentages.

Equity in earnings recorded under the HLBV method for our preferred equity investments for the three months ended June 30, 2026 and 2025 were $0.5 million and $2.2 million, respectively. Equity in earnings recorded under the HLBV method for our preferred equity investments for the six months ended June 30, 2026 and 2025 were $0.6 million and $4.3 million, respectively.

5.    Investments in Real Estate-Related Loans

Our investments in real estate-related loans consist of the following mezzanine loans as of June 30, 2026 and December 31, 2025 ($ in thousands):

				June 30, 2026			December 31, 2025
Property Name	Loan Type	Fixed Interest Rate	Maturity Date	Amortized Cost	Allowance for Credit Losses	Carrying Value	Amortized Cost	Allowance for Credit Losses	Carrying Value
2215 Hollywood (1)	Mezzanine	14.5%	April 14, 2027	$10,123	$(20)	$10,103	$10,045	$(9)	$10,036
Monrovia Station (2)	Mezzanine	16.5%	July 18, 2027	20,150	(51)	20,099	20,150	(76)	20,074
Prospect on Central (3)	Mezzanine	15.0%	May 8, 2027	4,685	(18)	4,667	4,299	(27)	4,272
Bowline (4)	Mezzanine	14.8%	May 20, 2029	8,418	(60)	8,358	8,418	(70)	8,348
Total				$43,376	$(149)	$43,227	$42,912	$(182)	$42,730

(1) The 2215 Hollywood loan was originated in April 2023. During the three months ended June 30, 2026, this loan was extended and incurred an extension fee of $0.1 million, which was added to the carrying value of the note.

(2) The Monrovia Station loan was originated in July 2023 and has two 12-month extension options.
(3) The Prospect on Central loan was originated in April 2025 and has two 12-month extension options. As of June 30, 2026, carrying value includes $0.4 million of unamortized discount.
(4) The Bowline loan was originated in May 2025 and has two 12-month extension options.

We elected not to measure an allowance for credit losses on accrued interest receivable due to our policy of writing off uncollectible accrued interest receivable balances in a timely manner. As of June 30, 2026 and December 31, 2025, interest receivable of $17.2 million and $13.0 million, respectively, is included within other assets on the condensed consolidated balance sheets and is excluded from the carrying value of investments in real estate-related loans.

6.    Debt

Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of June 30, 2026 and December 31, 2025 ($ in thousands):

	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	Principal Balance Outstanding
Indebtedness			June 30, 2026	December 31, 2025
Fixed rate loans
Fixed rate mortgages	4.6%	3.2 Years	$1,051,573	$1,084,660
Total fixed rate loans			1,051,573	1,084,660
Variable rate loans (2)
Floating rate mortgages	5.8% (3)	4.5 Years	182,765	166,598
Variable rate revolving credit facility	—%	1.5 Years	—	6,000
Total variable rate loans			182,765	172,598
Total secured loans			1,234,338	1,257,258
Unamortized debt issuance costs and discounts			(2,242)	(2,429)
Premium on assumed debt, net			(7,124)	(8,192)
Mortgage notes and revolving credit facility, net			$1,224,972	$1,246,637

(1) For loans where we have the ability to exercise extension options at our own discretion, subject to certain debt service coverage ratio, loan to cost or debt yield requirements, the maximum maturity date has been assumed.

(2) The interest rates of our variable rate loans are based on 30-Day Average SOFR or one-month SOFR (CME Term).
(3) Includes the impact of interest rate caps in effect on June 30, 2026.

As of June 30, 2026, our $100.0 million variable rate revolving credit facility was secured by Alpha Mill, with the amount available to draw subject to a cap based on certain loan-to-value ratios and other requirements. As of June 30, 2026, the amount available to draw on our variable rate revolving credit facility was capped at $31.4 million primarily due to the interest rate environment and the applicable debt-service coverage ratio.

Included in the June 30, 2026 principal balance outstanding is $27.1 million of variable rate mortgage debt on 5 Row Apartments, which was purchased in June 2026 and a $25.0 million variable rate bridge loan on Orchards at Cherry Creek, which was also purchased in June 2026. Refer to Note 3 above for additional discussion on these transactions.

Included in the December 31, 2025 principal balance outstanding is $35.4 million of variable rate mortgage debt on Cottonwood Apartments, which was sold in February 2026 and $32.4 million of fixed rate mortgage debt on Melrose Phase II, which was deconsolidated in June 2026. Refer to Note 3 above for additional discussion on these transactions.

Construction Loan

Information on our construction loan is as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn
				June 30, 2026	December 31, 2025
The Westerly (1)	One-Month SOFR + 3.00%	July 12, 2028	$42,000	$28,944	$16,836

(1) In July 2023, we entered into a construction loan agreement for The Westerly, a development project in Millcreek, UT. Construction is expected to be completed in 2026.

Land Loans

Information on our land loans is as follows ($ in thousands):

			Principal Balance Outstanding
Development	Interest Rate	Maturity Date	June 30, 2026	December 31, 2025
Galleria (1)(2)	One-Month SOFR + 3.00%	August 25, 2026	$7,582	$14,500
3300 Cottonwood (1)(3)	One-Month SOFR + 3.00%	January 22, 2027	4,740	4,740
Total land loans			12,322	19,240
Unamortized debt issuance costs			—	(29)
Land loans, net			$12,322	$19,211

(1) We intend to repay these loans in cash upon maturity with proceeds from cash on hand and available capacity on our revolving credit facility.
(2) On January 21, 2026, we repaid $3.6 million of this loan to extend the maturity date to August 25, 2026. On May 13, 2026, we repaid $3.3 million of this loan in conjunction with the partial land sale.

(3) On January 22, 2026, we extended the maturity date to January 22, 2027 and the interest rate changed to one-month SOFR + 3.00%.

Unsecured Promissory Notes

We have issued unsecured promissory notes to investors outside of the United States. These notes are subordinate to all of CROP's debt. Information on our unsecured promissory notes is as follows ($ in thousands):

				Principal Balance Outstanding
	Offering Size	Interest Rate	Maturity Date	June 30, 2026	December 31, 2025
2025 7.25% Notes	$50,000	7.25%	December 31, 2029	$16,695	$10,195
Unamortized debt issuance costs				(939)	(600)
Unsecured promissory notes, net				$15,756	$9,595

The aggregate maturities, including amortizing principal payments on our debt for years subsequent to June 30, 2026 are as follows ($ in thousands):

Year	Mortgage Notes and Revolving Credit Facility	Construction Loans	Land Loans	Unsecured Promissory Notes	Total
2026	$41,906	$—	$7,582	$—	$49,488
2027	357,735	28,944	4,740	—	391,419
2028	172,900	—	—	—	172,900
2029	69,987	—	—	16,695	86,682
2030	409,320	—	—	—	409,320
Thereafter	182,490	—	—	—	182,490
	$1,234,338	$28,944	$12,322	$16,695	$1,292,299

Approximately $452.9 million of debt, which includes nine mortgage notes and one construction loan with an aggregate principal balance of $440.6 million and land loans with an aggregate principal balance of $12.3 million, is scheduled to mature within twelve months of the issuance date of these condensed consolidated financial statements. Our cash on hand and other liquidity sources are less than these maturities as of the issuance date of these condensed consolidated financial statements. However, we intend to address these upcoming maturities primarily through refinancing the maturing mortgage loans, selling a land parcel, extending certain loans, and using cash on hand and available borrowing capacity under current and future credit facilities. We are actively engaged with our existing lenders and other potential financing sources regarding these refinancing efforts. The mortgage loans are secured by operating and income-producing properties. We believe the operating performance of the underlying assets, current collateral values, and prevailing market conditions support refinancing. Accordingly, we believe it is probable that these plans will be effectively implemented and will enable us to satisfy our obligations as they come due.

We are in compliance with all covenants associated with our debt as of June 30, 2026.

7.    Fair Value of Financial Instruments

We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of June 30, 2026 and December 31, 2025, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatility, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value ($ in thousands):

	June 30, 2026		December 31, 2025
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real estate-related loans	$43,227	$43,791	$42,730	$43,713
Unsecured note receivable	6,939	7,000	6,936	7,000
Total	$50,166	$50,791	$49,666	$50,713

Financial Liability:
Fixed rate mortgages	$1,051,573	$1,035,780	$1,084,660	$1,069,179
Floating rate mortgages	182,765	183,473	166,598	167,569
Variable rate revolving credit facility	—	—	6,000	6,000
Construction loans	28,944	28,944	16,836	16,836
Land loans	12,322	12,322	19,240	19,240
Series 2023 Preferred Stock	102,492	102,492	102,899	102,899
Series 2023-A Preferred Stock	2,950	2,950	2,950	2,950
Series 2025 Preferred Stock	119,724	119,724	101,780	101,780
Unsecured promissory notes	16,695	16,695	10,195	10,195
Total	$1,517,465	$1,502,380	$1,511,158	$1,496,648

All financial instruments in the table above are categorized as Level 2 in the fair value hierarchy.

8.    Preferred Stock

We have three classes of preferred stock outstanding as of June 30, 2026: Series 2023, Series 2023-A and Series 2025 which are accounted for as liabilities on the condensed consolidated balance sheets as they are mandatorily redeemable. Each series must be redeemed for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on the redemption date. Information on these classes of preferred stock as of June 30, 2026 and December 31, 2025 is as follows ($ in thousands):

	Current Dividend Rate	Redemption Date	Maximum Extension Date	Shares Outstanding at
				June 30, 2026	December 31, 2025
Series 2023 Preferred Stock	6.00% (1)	June 30, 2027	June 30, 2029	10,249,251	10,289,916
Series 2023-A Preferred Stock	7.00%	December 31, 2027	N/A	295,000	295,000
Series 2025 Preferred Stock	6.50% (2)	December 31, 2028	December 31, 2030	11,972,381	10,178,030
Total				22,516,632	20,762,946
				\
(1) The first-year extension dividend rate, applicable from July 1, 2027 to June 30, 2028, is 6.25%. The fully extended dividend rate, applicable from July 1, 2028 to June 30, 2029, is 6.5%.
(2) The first-year extension dividend rate, applicable from January 1, 2029 to December 31, 2029, is 6.75%. The fully extended dividend rate, applicable from January 1, 2030 to December 31, 2030, is 7.0%.

	June 30, 2026	December 31, 2025
Preferred stock outstanding	$225,166	$207,629
Unamortized offering costs and discounts	(8,622)	(9,062)
Preferred stock, net	$216,544	$198,567

All offerings of preferred stock listed above have terminated other than the Series 2025 Preferred Stock offering, which remains ongoing. During the six months ended June 30, 2026, we issued $18.1 million of Series 2025 Preferred Stock.

Preferred Stock Dividends

Dividends on preferred stock accounted for as liabilities are recorded through interest expense in the condensed consolidated statements of operations. The following table summarizes our dividend activity for the three and six months ended June 30, 2026 and 2025 ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Series 2019 Preferred Stock	$—	$1,006	$—	$2,569
Series 2023 Preferred Stock	1,534	1,582	3,055	3,168
Series 2023-A Preferred Stock	51	51	102	102
Series 2025 Preferred Stock	1,843	1,104	3,527	1,379
Total	$3,428	$3,743	$6,684	$7,218

Preferred Stock Repurchases

The following table summarizes our repurchase activity for the six months ended June 30, 2026 and 2025 ($ in thousands):

	Six Months Ended June 30,
	2026		2025
	Number of shares	Aggregate dollar amount	Number of shares	Aggregate dollar amount
Series 2019 Preferred Stock	—	$—	54,486	$526
Series 2023 Preferred Stock	40,665	376	19,420	185
Series 2025 Preferred Stock	17,800	161	—	—
Total	58,465	$537	73,906	$711

9.    Stockholders' Equity

Series A Convertible Preferred Stock

As of June 30, 2026, there were 12,887,884 shares of Series A Convertible Preferred Stock issued and outstanding. For the six months ended June 30, 2026, we paid aggregate dividends on our Series A Convertible Preferred Stock of $4.9 million.

Our board of directors has approved the conversion of eligible Series A Convertible Preferred Stock (i.e. those shares that have been outstanding for at least two years) into our Class I common stock through November 1, 2026. As of June 30, 2026, 2,449,592 shares of Series A Convertible Preferred Stock have been exchanged at the amount equal to the purchase price of $10.00 divided by the net asset value for the Class I shares on the respective conversion date.

During the six months ended June 30, 2026, we did not repurchase shares of Series A Convertible Preferred Stock and had no unfulfilled repurchase requests.

Common Stock

The following table summarizes the changes in the shares outstanding for each class of outstanding common stock for the periods presented below:

	Class
	T	D	I	A	Total
Balance at December 31, 2025	4,128,149	433,710	7,149,167	17,547,698	29,258,724
Issuance of common stock	631,267	2,645	888,309	—	1,522,221
Distribution reinvestment	50,113	7,086	40,930	49,839	147,968
Exchanges and transfers (1)	—	—	2,075,307	—	2,075,307
Repurchases of common stock	(338,245)	(2,430)	(405,860)	(1,077,034)	(1,823,569)
Balance at June 30, 2026	4,471,284	441,011	9,747,853	16,520,503	31,180,651

(1) Exchanges represent the 5,000 OP Units and 2,070,307 shares of Series A Convertible Preferred Stock, respectively, that have been exchanged for Class I shares during the period.

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our DRP. For the six months ended June 30, 2026, we paid aggregate distributions of $10.1 million, including $1.7 million of distributions reinvested through our DRP.

We declared the following gross monthly distributions for each share of our common stock as shown in the table below:

Shareholder Record Date	Monthly Rate	Annually
January 31, 2026	$0.05666667	$0.68
February 28, 2026	0.05666667	0.68
March 31, 2026	0.05666667	0.68
April 30, 2026	0.05666667	0.68
May 31, 2026	0.05666667	0.68
June 30, 2026	0.05666667	0.68

The net distribution varies for each class of our common stock based on the applicable distribution fee, which is deducted from the gross distribution per share and paid to the dealer manager for the Follow-on Offering and reallowed to participating broker-dealers and servicing broker-dealers.

Common Stock Repurchases

During the six months ended June 30, 2026, we repurchased 1,823,569 shares of common stock pursuant to our share repurchase program for $20.8 million. We had no unfulfilled repurchase requests during the six months ended June 30, 2026.

10.    Related-Party Transactions

Advisor Compensation

CC Advisors III manages our business as our external advisor and, under the terms of our advisory agreement, performs certain services for us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; and the management of our business. These activities are all subject to oversight by our board of directors. Our advisor is entitled to receive fees and compensation for services provided as described below.

Management Fee. CROP paid our advisor a monthly management fee, calculated on an annualized basis, of 1.5% of adjusted net asset value from September 19, 2023 through December 18, 2025. Effective December 19, 2025, the fee was permanently reduced to 1.25% of the adjusted net asset value of CROP. The net asset value of CROP is determined pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets. Adjusted net asset value of CROP includes the value attributable to preferred stock that is convertible into common equity.

Management fees to our advisor for the three months ended June 30, 2026 and 2025 were $3.2 million and $3.0 million, respectively. Management fees to our advisor for the six months ended June 30, 2026 and 2025 were $6.4 million and $6.1 million, respectively.

Acquisition Expense Reimbursement. We will reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, financing and development of investments, whether or not such investments are acquired, and make payments to third parties or possibly certain of our advisor’s affiliates in connection with providing services to us. There were no acquisition expense reimbursements for the six months ended June 30, 2026 and 2025.

Performance Participation Allocation. In addition to the fees paid to our advisor for services provided pursuant to our advisory agreement, CC Advisors - SLP, LLC, an affiliate of our advisor and the Special Limited Partner at CROP, holds a performance participation interest in CROP that entitles it to receive an allocation of CROP's total return to its capital account. The performance participation allocation is an incentive fee indirectly paid to our advisor and receipt of the allocation is subject to the ongoing effectiveness of the advisory agreement. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our condensed consolidated statements of operations.

Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units and the Special Limited Partner Interest) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The performance participation allocation is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

Due to the decrease in the value of our net assets, no performance participation allocation was incurred during the six months ended June 30, 2026 or during 2025.

Block C

We, through our indirect subsidiaries, have a joint venture investment in Block C, which is consolidated, for the purpose of developing three multifamily development projects near Salt Lake City, Utah: The Westerly, Millcreek North and The Archer. As of June 30, 2026, entities affiliated with us and our advisor (the “Affiliated Members”) have made aggregate capital contributions of $10.9 million towards the joint venture. The Affiliated Members are owned directly or indirectly by our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. The Affiliated Members participate in the economics of Block C on the same terms and conditions as us. The development projects are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs Act of 2017. As of June 30, 2026, our ownership in the Block C joint venture was 82.4%.

On May 7, 2026, we sold The Archer to an unrelated party for $3.0 million. We intend to use proceeds from The Archer sale toward the development of other Block C development projects.

Assumption of Related Party Notes and Interest

On December 18, 2025, in conjunction with the merger with RealSource Properties, Inc. and RealSource Properties OP, LP in December 2025 (the “RealSource Merger”), pursuant to which we acquired a portfolio of multifamily apartment communities and certain third-party property management contracts, we assumed a $1.6 million loan payable to Nate Hanks, brother to our Chief Development Officer, Stan Hanks. This loan accrued interest at a fixed rate of 5.0%. On December 31, 2025, we repaid $0.8 million of this loan. On June 30, 2026, this loan matured and was repaid in full.

Also in conjunction with the RealSource Merger, we recognized a $1.9 million payable to RealSource Advisory Holdings for assignment agreements. At June 30, 2026, the remaining balance was $1.3 million and is included in related party payables on the condensed consolidated balance sheets.

APT Cowork, LLC

APT Cowork, LLC (“APT”) engages in the business of converting underutilized and unused common space in multifamily apartment communities or retail space to revenue producing co-working space. Our officers and directors own 93.14% of APT through direct or indirect ownership interests. We and several of our properties have entered into agreements with APT, which were primarily terminated on September 30, 2025. Fees paid to or incurred from APT under these agreements for the three and six months ended June 30, 2025 were approximately $36,000 and $124,000, respectively.

On May 20, 2026, we acquired APT for $1.1 million, a purchase price based on an independent third-party valuation, inclusive of net working capital. Consideration to our officers consisted of CROP Units at the February 28, 2026 NAV and was allocated to the members in accordance with their capital contributions. In addition, approximately $20,000 in cash was paid to a non-accredited investor employee. The acquisition was effective as of April 1, 2026.

11.    Variable Interest Entities

A VIE is a legal entity in which the equity investors at risk lack sufficient equity to finance the entity’s activities without additional subordinated financial support or, as a group, the equity investors at risk lack: the power to direct the entity’s activities, the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

CROP is a VIE as the limited partners lack substantive kick-out rights and substantive participating rights. We are the primary beneficiary of CROP as we have the power to direct the activities that most significantly impact economic performance and the rights to receive economic benefits. Substantially all of our assets and liabilities are held in CROP.

As of both June 30, 2026 and December 31, 2025, we had 17 consolidated properties not wholly owned by us that are VIEs. As with our wholly owned properties, the debt is collateralized by the real estate for each respective property and assets can only be used to settle obligations of each respective VIE. Creditors of consolidated VIEs do not have recourse to our general credit.

In cases where we become the primary beneficiary of a VIE, we recognize a gain or loss for the difference between the sum of (1) the fair value of any consideration paid, the fair value of the noncontrolling interest, and the reported amount of our equity method investment and (2) the net fair value of identifiable assets and liabilities of the VIE.

The following table details the assets and liabilities of our consolidated VIEs ($ in thousands):

	June 30, 2026	December 31, 2025
Assets:
Real estate assets, net	$882,370	$889,047
Cash and cash equivalents	10,457	8,094
Restricted cash	11,232	12,314
Other assets	3,386	2,646
Total assets	$907,445	$912,101

Liabilities:
Mortgage notes and revolving credit facility, net	$626,516	$624,766
Accounts payable, accrued expenses and other liabilities	18,689	17,412
Total liabilities	$645,205	$642,178

12.    Noncontrolling Interests

Noncontrolling Interests - Limited Partners

Common Limited CROP Units and LTIP Units are CROP units not owned by us and collectively referred to as “Noncontrolling Interests – Limited Partners.”

Common Limited CROP Units - During the six months ended June 30, 2026 and 2025, we paid aggregate distributions to noncontrolling CROP Unit holders of $18.4 million and $11.8 million, respectively.

LTIP Units - As of June 30, 2026, there were 466,747 unvested time-based LTIP awards and 778,342 unvested performance-based LTIP awards outstanding. LTIP Unit award share-based compensation, included within share-based compensation in the condensed consolidated statements of stockholders’ equity, was $1.1 million and $1.7 million for the six months ended June 30, 2026 and 2025, respectively. Total unrecognized compensation expense for LTIP Units as of June 30, 2026 is $4.6 million and is expected to be recognized on a straight-line basis through December 2029.

Noncontrolling Interests - Partially Owned Entities

As of June 30, 2026, noncontrolling interests in consolidated entities not wholly owned by us ranged from 1% to 100%, with the average being 15%.

13.    Commitments and Contingencies

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of June 30, 2026, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

Guaranty and Management of Villas at Millcreek

In connection with a new $66.0 million non-recourse mortgage loan to Villas at Millcreek, LLC ("Villas"), an entity owning a recently completed multifamily development called “The Richmond”. CROP agreed to serve as a non-member manager of Villas and guarantor of the loan to satisfy certain conditions of the lender. CROP holds no ownership interest in Villas, which is majority-owned by an entity managed by individuals who also serve as officers and directors of CCI, constituting a related-party relationship. The manager role is subordinate to member approval rights over major decisions, and the guaranty is a customary non-recourse carve-out ("bad-boy") guaranty triggered only by specified acts. CROP receives market-rate fees for both roles. As of June 30, 2026, we do not believe an obligation under the guaranty is probable, and no liability has been recorded.

Guaranty of Cottonwood Apartments

In connection with a new $22.0 million mortgage loan secured by Cottonwood Apartments, CROP provided a customary guaranty of non-recourse carve-outs to the administrative agent for the lenders. The guaranty imposes liability for certain "bad-boy" acts and, upon specified triggering events (including certain bankruptcy filings or unpermitted transfers), full recourse for the loan balance. We are subject to minimum net worth and liquidity covenants. As of June 30, 2026, we do not believe an obligation under the guaranty is probable and no liability has been recorded.

14.    Earnings Per Share

The following table sets forth the computation of our net (losses) earnings per common share - basic and diluted ($ in thousands except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Numerator for net (losses) earnings per common share - basic
Net (loss) income	$(19,532)	$36,494	$(31,762)	$23,480
Net loss (income) attributable to noncontrolling interests - limited partners	11,586	(18,720)	18,479	(12,315)
Net loss attributable to noncontrolling interests - partially owned entities	754	408	1,853	744
Preferred distributions	(2,491)	(1,684)	(4,958)	(3,017)
Numerator for net (losses) earnings per common share - basic	$(9,683)	$16,498	$(16,388)	$8,892
Numerator for net (losses) earnings per common share - diluted:
Net (loss) income	$(19,532)	$36,494	$(31,762)	$23,480
Net loss (income) attributable to noncontrolling interests - limited partners	11,586	(18,720)	18,479	(12,315)
Net loss attributable to noncontrolling interests - partially owned entities	754	408	1,853	744
Preferred distributions	(2,491)	—	(4,958)	(3,017)
Numerator for net (losses) earnings per share - diluted	$(9,683)	$18,182	$(16,388)	$8,892

Denominator for net (losses) earnings per common share - basic and diluted:
Denominator for net (losses) earnings per common share - basic	31,196,081	31,018,873	30,768,465	31,279,782
Effect of dilutive securities:
Convertible Preferred Shares	—	7,555,603	—	—
CROP Units	—	—	—	—
Long-term compensation shares/units	—	—	—	—
Denominator for net (losses) earnings per share - diluted	31,196,081	38,574,476	30,768,465	31,279,782
Net (losses) earnings per common share - basic	$(0.31)	$0.53	$(0.53)	$0.28
Net (losses) earnings per common share - diluted	$(0.31)	$0.47	$(0.53)	$0.28

For the three months ended June 30, 2025, CROP units and long-term compensation shares/units are excluded from the calculation of diluted earnings per share as the inclusion of such potential common shares in the calculation would be anti-dilutive.

For the three and six months ended June 30, 2026 and the six months ended June 30, 2025, convertible preferred shares, CROP units and long-term compensation shares/units are excluded from the calculation of diluted earnings per share as the inclusion of such potential common shares in the calculation would be anti-dilutive.

15.    Segment Financial Information

As of June 30, 2026, we owned and operated 38 multifamily apartment communities, which account for the vast majority of our earnings and operating cash flows. Our chief operating decision maker (“CODM”), composed of our Chief Executive Officer and Executive Chairman, evaluates operating performance on a same store basis and in total on a non-same store basis, which represent our operating segments. We have aggregated our same store operating segments into one reportable segment called same store as we believe properties in the same store reportable segment have similar economic characteristics, facilities, services and residents, which is in alignment with the required aggregation criteria. The following reflects our two reportable segments:

•Same Store includes communities that we have owned and operated for at least a full 12 months as of the first day of the calendar year.

•Non-Same Store and Other includes recently acquired communities, communities being developed or in lease-up and communities that have been disposed.

On the first day of each calendar year, we determine the composition of our reportable segments for that year as well as adjust the previous year to allow full period-over-period operating comparisons. Communities previously in development or lease-up are added to the Same Store reportable segment on the first day of the calendar year after the community has operated for 12 months.

Our CODM utilizes reportable net operating income (“Reportable NOI”) to assess performance and determine the allocation of resources. Reportable NOI includes 100% of rental and other property revenues, as well as property operating expenses, for our consolidated and unconsolidated communities. Of our multifamily portfolio, 32 are consolidated and six are unconsolidated for financial reporting purposes. We believe the operations and economics of our unconsolidated communities, of which we own an average interest of 68.5%, are generally consistent with those of our consolidated communities, and our CODM evaluates their operating results on a comparable basis regardless of accounting treatment. We believe Reportable NOI is a useful supplemental measure of operating performance as it reflects the core results of property operations, excluding corporate-level expenses, depreciation and amortization, and other items not directly related to ongoing property performance. Our CODM does not regularly review total assets by reportable segment, as this measure is not used in evaluating performance or making resource allocation decisions.

During the six months ended June 30, 2026, we changed from one reportable segment to two reportable segments. The change reflects modifications to our internal reporting packages and financial information regularly reviewed by the CODM to evaluate performance and allocate resources primarily due to the RealSource Merger and transactional activity.

Prior-period segment information has been recast to conform to the current presentation. The change did not affect our consolidated financial position, results of operations, or cash flows.

The following table presents property revenues, property operating expenses, and Reportable NOI for each reportable segment for the three and six months ended June 30, 2026 and 2025 ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Reportable rental and other property revenues:
Same Store	$38,153	$38,358	$76,203	$76,464
Non-Same Store and Other	13,961	3,763	27,753	10,045
Total reportable rental and other property revenues	$52,114	$42,121	$103,956	$86,509

Reportable property operations expenses:
Same Store
Real estate taxes	$5,171	$5,009	$10,309	$10,034
Payroll and benefits	2,835	2,779	5,586	5,512
Utilities	2,730	2,438	5,503	4,939
Repairs and maintenance	1,938	1,872	3,612	3,445
Insurance	1,261	1,600	2,770	3,389
Other property expenses (1)	522	1,560	2,157	2,376
Total Same Store expenses	14,457	15,258	29,937	29,695
Non-Same Store and Other
Total Non-Same Store expenses	5,634	888	12,772	2,434
Total reportable property operations expense	20,091	16,146	42,709	32,129

Reportable NOI
Same Store	23,696	23,100	46,266	46,769
Non-Same Store and Other	8,327	2,875	14,981	7,611
Total Reportable NOI	$32,023	$25,975	$61,247	$54,380

(1) Other property expenses include general and administrative, marketing and advertising, and other non-recurring expenses.

The following table reconciles Reportable NOI to net loss attributable to common stockholders in the condensed consolidated statements of operations for the three and six months ended June 30, 2026 and 2025 ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Total Reportable NOI	$32,023	$25,975	$61,247	$54,380
Rental and other property revenues of unconsolidated properties (1)	(8,633)	(6,936)	(16,922)	(14,016)
Property operations expense of unconsolidated properties (1)	2,904	2,603	6,062	5,004
Equity in (losses) earnings of unconsolidated real estate entities (2)	(2,046)	1,516	(3,637)	2,885
Property management revenues	1,727	1,659	3,323	3,451
Other revenues	2,492	2,140	4,868	3,706
Property management expense	(4,256)	(4,785)	(8,716)	(9,367)
Asset management fee	(3,234)	(3,032)	(6,435)	(6,123)
Depreciation and amortization	(23,725)	(14,236)	(48,497)	(29,186)
General and administrative expenses	(2,312)	(2,930)	(5,141)	(5,489)
Impairment loss	—	—	—	(957)
Interest income	238	481	375	815
Interest expense	(19,540)	(18,312)	(38,746)	(38,359)
Loss on debt extinguishment	—	(1,634)	(198)	(1,732)
Gain on sale of real estate assets	4,730	56,834	20,489	64,766
Gain on legal settlement	—	—	—	400
Other expense	(96)	(3,144)	(250)	(7,118)
Income tax benefit	196	295	416	420
Net loss (income) attributable to noncontrolling interests - limited partners	11,586	(18,720)	18,479	(12,315)
Net loss attributable to noncontrolling interests - partially owned entities	754	408	1,853	744
Preferred stock dividends	(2,491)	(1,684)	(4,958)	(3,017)
Net (loss) income attributable to common stockholders	$(9,683)	$16,498	$(16,388)	$8,892

(1) Rental and other property revenues and property operations expense for unconsolidated properties are included in Reportable NOI. They are removed here as this activity is included in equity in earnings of unconsolidated real estate entities on our condensed consolidated statements of operations.

(2) Equity in (losses) earnings of unconsolidated real estate entities includes our portion of revenues and expenses of unconsolidated properties as recorded under the equity method of accounting.

The following table reconciles total reportable rental and other property revenues and total reportable property operations expenses to rental and other property revenues and property operations expense as reported in the condensed consolidated statements of operations ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Reportable rental and other property revenues	$52,114	$42,121	$103,956	$86,509
Rental and other property revenues of unconsolidated properties	(8,633)	(6,936)	(16,922)	(14,016)
Rental and other property revenues	$43,481	$35,185	$87,034	$72,493

Reportable property operations expense	$20,091	$16,146	$42,709	$32,129
Property operations expense of unconsolidated properties	(2,904)	(2,603)	(6,062)	(5,004)
Property operations expense	$17,187	$13,543	$36,647	$27,125

16.    Subsequent Events

We evaluate subsequent events up until the date the condensed consolidated financial statements are issued and have determined there are none to be reported or disclosed in the condensed consolidated financial statements other than those mentioned below.

Park Lafayette Acquisition

On July 30, 2026, we acquired Park Lafayette Towers, a 271-unit multifamily community in Milwaukee, WI for a purchase price of $94.1 million.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

References herein to “Company,” “we,” “us,” and “our” refer to Cottonwood Communities, Inc. together with its subsidiaries. The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.

The following is a summary of the principal risks that could adversely affect our business, financial condition, results of operations and cash flows and an investment in our common stock.

•We depend on our advisor to identify suitable investments and to manage our investments. There is no assurance that we will be able to successfully achieve our investment objectives.

•There is no public trading market for shares of our common stock and the repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase program provides stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, repurchases are subject to available liquidity and other significant restrictions. Further, our board of directors may modify or suspend our share repurchase program if in its reasonable judgment it deems a suspension to be in our best interest and the best interest of our stockholders, such as when a repurchase request would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company that would outweigh the benefit of the repurchase offer.

•The offering price and repurchase price for shares of our common stock are generally based on our prior month’s NAV plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees, and are not based on any public trading market. In addition to being up to a month old when share purchases and repurchases take place, our NAV does not currently represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third-party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. Furthermore, our board of directors may amend our NAV procedures from time to time. Although there will be independent appraisals of our properties, the appraisal of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

•Investing in commercial real estate assets involves certain risks, including, but not limited to: changes in values caused by global, national, regional or local economic performance, the performance of the real estate sector, unemployment and stock market volatility, demographic or capital market conditions; increases in interest rates and lack of availability of financing; vacancies, fluctuations in the average occupancy and rental rates for our residential properties; and residents experiencing financial hardships (resulting in an inability to pay rent). Disruptions in the financial markets and economic uncertainty, including as a result of uncertainties regarding actual and potential shifts in U.S. and foreign policies on trade and other fiscal, monetary and regulatory policies, including with respect to treaties and tariffs, could adversely affect our operations.

•We have paid distributions from offering proceeds and may continue to fund distributions with offering proceeds. We have not established a limit on the amount of proceeds from our offering that we may use to fund distributions. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced. Distributions may also be paid from other sources such as borrowings, advances or the deferral of fees and expense reimbursements. These distributions may constitute a return of capital.

•All of our officers and certain of our directors are also officers of our sponsor, advisor and their affiliates and, as a result, are subject to conflicts of interest, including conflicts arising from time constraints and the fact that the fees our advisor receives for services rendered to us are based on our NAV, which our advisor is responsible for determining.

•We pay certain fees and expenses to our advisor and its affiliates. These fees were not negotiated at arm’s length and therefore may be higher than fees payable to unaffiliated third parties.

•Development projects in which we invest will be subject to potential development and construction delays as well as the impact of any rising costs associated with increased inflation, or the persistence of elevated rates of inflation, as well as changes to tariffs and trade policies, all of which could result in unanticipated increased costs and risks and may hinder our operating results and ability to make distributions.

•We may incur significant debt in certain circumstances, including through the issuance of preferred equity that is accounted for as debt. Our use of leverage increases the risk of an investment in us. Loans we obtain may be collateralized by some or all of our investments, which will put those investments at risk of forfeiture if we are unable to pay our debts. Principal and interest payments on these loans and dividend payments on our preferred shares reduce the amount of money that would otherwise be available for other purposes.

•Volatility in the debt markets could affect our ability to obtain financing for investments or other activities related to real estate assets and the diversification or value of our portfolio, potentially reducing cash available for distribution to our stockholders or our ability to make investments. In addition, volatility in the debt markets could negatively impact our loans with variable interest rates.

•There are limits on the ownership and transferability of our shares.

•If we fail to continue to qualify as a real estate investment trust (“REIT”), it would adversely affect our operations and our ability to make distributions to our stockholders because we will be subject to United States federal income tax at regular corporate rates with no ability to deduct distributions made to our stockholders.

Additional risks related to our business are discussed herein and in our prior period Quarterly Reports under Part II - “Item 1A. Risk Factors” and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold our assets through Cottonwood Residential O.P., LP (“CROP”), our operating partnership. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third-party limited partners.

We are a non-listed perpetual-life, net asset value (“NAV”), REIT. We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of June 30, 2026, we have raised $407.4 million from the sale of common stock in our public offerings and $438.9 million from the sale of our preferred stock in periodic private offerings to accredited investors (the “Private Offerings”). We have contributed our net proceeds from our offerings to CROP in exchange for a corresponding number of mirrored general partnership units in CROP for the sale of our common stock and mirrored preferred units in CROP for the sale of our preferred stock. In addition, the DST Program has raised $27.4 million from the sale of beneficial interests in Delaware statutory trusts.

As of our June 30, 2026 NAV, we had a portfolio of $2.7 billion in total assets, with 80.4% of our equity value in operating properties, 2.9% in development, 13.7% in real estate-related structured investments and 3.0% in land held for development. Refer to the sections entitled “Our Investments” and “Net Asset Value” below for further description of our portfolio and NAV.

Highlights

The following highlights are for the three and six months ended June 30, 2026, with comparisons to the same respective periods when noted. Transaction and financing activity is presented for the six months ended June 30, 2026. Reportable NOI, Adjusted Same Store Reportable NOI, FFO, and Core FFO are non-U.S. generally accepted accounting principles (“GAAP”) financial measures; see the respective sections below for definitions and reconciliations to the most directly comparable GAAP measures. Refer to the detailed explanations for changes in operating results in the respective sections below.

Operating Results

Three months ended June 30, 2026

•Net loss attributable to common stockholders was $0.31 per diluted share compared to net income attributable to common stockholders of $0.47 per diluted share in the prior-year period primarily due to fewer gains on sales of real estate ($52.1 million) during the current period and increased depreciation and amortization expense from properties acquired in the merger with RealSource Properties, Inc. and RealSource Properties OP, LP (the “RealSource Merger”). Amortization will decline substantially in the second half of 2026 as the in-place lease intangibles are now fully amortized.
•Reportable net operating income (“Reportable NOI”) was $32.0 million compared to $26.0 million. See Reportable Net Operating Income for more details.
•Adjusted same store reportable net operating income (“Adjusted Same Store Reportable NOI”) was $20.2 million compared to $20.7 million in the prior-year period.
•Funds from operations attributable to common stockholders and unit holders (“FFO”) was $(0.01) per diluted share/unit compared to $(0.08) in the prior-year period. See Funds from Operations for more details.
•Core FFO increased 40% to $5.7 million, or $0.06 per diluted share/unit, consistent with the prior-year period. See Funds from Operations for more details.

Six months ended June 30, 2026

•Net loss attributable to common stockholders was $0.53 per diluted share compared to net income attributable to common stockholders of $0.28 per diluted share in the prior-year period primarily due to fewer gains on sales of real estate ($44.2 million) during the current period and increased depreciation and amortization expense from properties acquired in the RealSource Merger.
•Reportable NOI was $61.2 million compared to $54.4 million in the prior-year period. See Reportable Net Operating Income for more details.
•Adjusted Same Store Reportable NOI was $40.4 million compared to $41.1 million in the prior-year period.
•FFO was $(0.02) per diluted share/unit compared to $(0.14) in the prior-year period. See Funds from Operations for more details.
•Core FFO increased 14% to $8.7 million, while Core FFO per diluted share/unit was $0.09 compared to $0.11 in the prior-year period, reflecting the increase in weighted-average shares and units outstanding. See Funds from Operations for more details

Net Asset Value

•Net asset value was $11.3127 per share/unit at June 30, 2026, compared to $11.3416 at March 31, 2026 and $11.3574 at December 31, 2025.

Transaction Activity - Six months ended June 30, 2026

•Completed the sale of a 99.9% interest in Cottonwood Apartments for gross proceeds of $57.7 million. We reserved net proceeds of $20.8 million for a potential Section 1031 exchange and recognized a gain of $15.8 million.
•Acquired Orchards at Cherry Creek, a 240-unit apartment community in Centennial, CO, for $62.4 million, of which $43.6 million was paid with the issuance of CROP Units.
•Acquired 5 Row Apartments, a 128-unit apartment community in Charlottesville, VA, for $40.9 million, of which $11.4 million was paid with the issuance of CROP Units.
•Sold a 49.8% tenant-in-common interest in Melrose Phase II for gross proceeds of $20.9 million ($4.6 million net of assumed mortgage debt and closing costs), with net proceeds intended for a potential Section 1031 exchange.
•Sold two land parcels for gross proceeds of approximately $10.0 million.

Financing and Capital Raise Activity - Six months ended June 30, 2026

•Raised $6.5 million from the issuance of 2025 7.25% Notes.
•Raised $16.4 million of net proceeds from the sale of Series 2025 Preferred Stock.
•Raised $28.8 million of net proceeds from the sale of Series A Convertible Preferred Stock.
•Raised $15.2 million of net proceeds from the sale of our common stock issued under our registered public offering.
•Repurchased $23.6 million of common stock and CROP Units.

Our Investments

Information regarding our investments as of June 30, 2026 is as follows:

Operating Properties ($ in thousands, except net effective rent)

Property Name	Market	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Price		Mortgage Debt Outstanding (1)	Net Effective Rent	Physical Occupancy Rate	Percentage Owned by CROP
5 Row Apartments	Charlottesville, VA	128	1,048	June 2026	$40,850		$27,100	$1,642	80.47%	100.00%
805 Riverfront (2)(3)	West Sacramento, CA	285	746	Sept 2023	104,646	(4)	42,556	2,181	93.33%	62.78%
Alpha Mill	Charlotte, NC	267	830	May 2021	69,500		—	1,570	93.26%	100.00%
Alkire Glen	Columbus, OH	252	822	December 2025	41,100		19,593	1,249	92.80%	93.47%
Antero	Colorado Springs, CO	528	828	December 2025	76,300		40,663	1,233	81.46%	94.70%
Autumn Ridge	Raleigh, NC	398	803	December 2025	61,550		36,289	1,139	92.99%	92.39%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400		37,462	1,510	90.84%	100.00%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900		71,417	2,495	97.09%	71.00%
Cottonwood Clermont	Clermont, FL	230	1,111	Sept 2022	85,000		33,763	2,018	94.35%	100.00%
Cottonwood Highland (2)(5)	Salt Lake City, UT	250	745	May 2021	65,210	(4)	46,862	1,706	91.60%	41.98%
Cottonwood Lighthouse Point	Pompano Beach, FL	243	996	June 2022	95,500		47,964	2,226	95.06%	100.00%
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500		48,049	1,426	92.90%	91.14%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	72,930		65,300	1,762	93.48%	100.00%
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900		26,986	1,548	93.91%	100.00%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600		48,400	1,666	95.24%	98.93%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400		44,016	1,396	94.97%	52.75%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900		53,401	1,541	92.92%	100.00%
Lake St. James	Conyers, GA	484	1,005	December 2025	58,850		48,724	1,366	85.30%	100.00%
Melrose (2)	Nashville, TN	220	951	May 2021	67,400		56,600	1,724	92.73%	100.00%
Melrose Phase II (2)	Nashville, TN	139	675	May 2021	40,350		32,400	1,536	94.96%	50.20%
Morgan Ridge	Winston-Salem, NC	432	956	December 2025	67,800		33,425	1,195	92.34%	96.05%
Orchards at Cherry Creek	Centennial, CO	240	828	June 2026	62,400		25,000	1,585	92.47%	100.00%
Park at Midtown	Greensboro, NC	216	905	December 2025	31,900		15,979	1,223	89.30%	93.04%
Park at Oakridge	Greensboro, NC	232	1,035	December 2025	34,250		18,367	1,241	91.74%	93.04%
Park Avenue	Salt Lake City, UT	234	714	May 2021	67,525	(4)	43,453	1,868	93.59%	100.00%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100		58,500	1,924	98.75%	96.35%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500		47,400	1,443	94.50%	96.97%
Regatta	Houston, TX	490	862	May 2021	48,100		34,881	1,095	93.46%	100.00%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500		58,412	1,764	96.15%	100.00%
Scott Mountain	Portland, OR	262	927	May 2021	70,700		47,820	1,823	92.75%	95.80%
Steepleway Downs	Houston, TX	224	684	December 2025	14,904		12,829	981	90.09%	100.00%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200		53,600	1,467	90.20%	84.19%
Summer Park	Buford, GA	358	1,064	May 2021	75,500		52,398	1,501	92.18%	98.68%
The Marq Highland Park (2)	Tampa, FL	239	999	May 2021	65,700		46,802	2,094	95.40%	74.10%
The Retreat at Stillmeadow	Cincinnati, OH	214	1,002	December 2025	30,500		18,937	1,309	94.86%	85.00%
The Mill at Georgetown	Georgetown, KY	228	992	December 2025	51,250		32,658	1,572	95.18%	96.02%
Timber Hollow	Fairfield, OH	368	782	December 2025	59,730		37,257	1,334	92.93%	84.96%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700		32,571	1,243	93.75%	58.60%
Total / Weighted-Average		11,141	922		$2,341,045		$1,497,834	$1,534	92.40%	89.97%

(1) Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2) Data from commercial retail units are excluded from number of units and physical occupancy.
(3) Beneficial interests in 805 Riverfront are currently being offered for purchase under our DST Program. Our ownership in the property will decrease as these interests are sold.
(4) These purchase price amounts represent the acquisition date fair value plus subsequent capitalized costs on the projects placed in service.
(5) CROP’s percentage ownership is not proportionate to the total amount CROP invested in the project due to a disproportionate ownership percentage assigned to CROP and related parties as fees and commissions were waived for the sponsor and its affiliates. On December 31, 2025, CROP’s ownership percentage increased from 36.93% to 41.98%.

Development Property ($ in thousands)

Property Name	Market	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Total Project Investment	Debt Outstanding (1)	Physical Occupancy Rate (2)	Percentage Owned by CROP
The Westerly (3)	Salt Lake City, UT	198	808	May 2021 (3)	50,413	28,944	—%	82.45%
Cottonwood on 6th (4)	Salt Lake City, UT	166	719	January 2026	—	—	—%	—%

(1) Debt outstanding is shown as if CROP owned 100% of the development property.
(2) The Westerly is estimated to be completed in the third quarter of 2026. Cottonwood on 6th is estimated to be completed in 2028.
(3) Construction on The Westerly began in July 2023. The amount above includes contributions from the Block C Joint Venture to The Westerly as of June 30, 2026 including the related land cost and capital expenditures. Refer to the land held for development table below for additional information on the Block C Joint Venture.

(4) Cottonwood on 6th is a development project in which we are the manager of the owning entity and have rights to a promoted interest.

Structured Investments ($ in thousands)

Property Name	Market	Investment Type	Fixed Interest Rate	Date of Initial Investment	Maturity Date (1)	Number of Units	Funding Commitment	Amount Funded to Date
417 Callowhill	Philadelphia, PA	Preferred Equity	n/a	November 2022	n/a	220	$33,413	$33,413
2215 Hollywood (2)	Hollywood, FL	Mezzanine Loan	14.5%	April 2023	April 14, 2027	180	10,045	10,123
Monrovia Station	Monrovia, CA	Mezzanine Loan	16.5%	July 2023	July 18, 2027	296	20,150	20,150
Infield	Kissimmee, FL	Preferred Equity	n/a	November 2023	n/a	384	14,650	14,650
Prospect on Central	Denver, CO	Mezzanine Loan	15.0%	April 2025	May 8, 2027	65	5,100	5,100
The Bowline	Santa Rosa Beach, FL	Mezzanine Loan	14.8%	May 2025	May 20, 2029	162	8,418	8,418
Regenerant Venture	Various	Joint Venture	n/a	August 2025	n/a	238	—	12,319
Total						1,545	$91,776	$104,173

(1) Our mezzanine loans have the following extension options: Monrovia- two 12-month options, Prospect- two 12-month options and Bowline- two 12-month options.
(2) During the three months ended June 30, 2026, this loan was extended and incurred an extension fee of $0.1 million, which was added to the carrying value of the note.

Land Held for Development ($ in thousands)

Property Name	Market	Acreage	Purchase Date	Total Investment Amount	Percentage Owned by CROP
Block C Joint Venture (1)	Salt Lake City, UT	1.69 acres	May 2021	$9,014	82.45%
3300 Cottonwood	Salt Lake City, UT	1.76 acres	October 2021	8,009	100.00%
Galleria (2)	Salt Lake City, UT	19.17 acres	September 2022	35,897	100.00%
Westgate (3)	Colorado Springs, CO	27.5 acres	December 2025	9,125	100.00%
Total				$62,045

(1) The Block C Joint Venture includes land held for development for Millcreek North and The Archer development projects as well as cash held at the joint venture for future investment. The Block C Joint Venture also includes The Westerly, which is reflected in the separate development property table above. On May 7, 2026, we sold The Archer for $3.0 million.

(2) On May 13, 2026, we sold approximately 6.9 acres of land at Galleria for $8.0 million.
(3) On December 18, 2025, we acquired this investment as part of the RealSource Merger and it is currently under contract to be sold. We expect to close during 2026.

Results of Operations

Our results of operations for the three and six months ended June 30, 2026 and 2025 are as follows ($ in thousands, except share and per share data):

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Revenues
Rental and other property revenues	$43,481	$35,185	$8,296	$87,034	$72,493	$14,541
Property management revenues	1,727	1,659	68	3,323	3,451	(128)
Other revenues	2,492	2,140	352	4,868	3,706	1,162
Total revenues	47,700	38,984	8,716	95,225	79,650	15,575
Operating expenses
Property operations expense	17,187	13,543	3,644	36,647	27,125	9,522
Property management expense	4,256	4,785	(529)	8,716	9,367	(651)
Asset management fee	3,234	3,032	202	6,435	6,123	312
Depreciation and amortization	23,725	14,236	9,489	48,497	29,186	19,311
General and administrative expenses	2,312	2,930	(618)	5,141	5,489	(348)
Impairment loss	—	—	—	—	957	(957)
Total operating expenses	50,714	38,526	12,188	105,436	78,247	27,189
(Loss) income from operations	(3,014)	458	(3,472)	(10,211)	1,403	(11,614)
Equity in (losses) earnings of unconsolidated real estate entities	(2,046)	1,516	(3,562)	(3,637)	2,885	(6,522)
Interest income	238	481	(243)	375	815	(440)
Interest expense	(19,540)	(18,312)	(1,228)	(38,746)	(38,359)	(387)
Loss on debt extinguishment	—	(1,634)	1,634	(198)	(1,732)	1,534
Gain on sale of real estate assets	4,730	56,834	(52,104)	20,489	64,766	(44,277)
Gain on legal settlement	—	—	—	—	400	(400)
Other expense	(96)	(3,144)	3,048	(250)	(7,118)	6,868
(Loss) income before income taxes	(19,728)	36,199	(55,927)	(32,178)	23,060	(55,238)
Income tax benefit	196	295	(99)	416	420	(4)
Net (loss) income	(19,532)	36,494	(56,026)	(31,762)	23,480	(55,242)
Net loss (income) attributable to noncontrolling interests:
Limited partners	11,586	(18,720)	30,306	18,479	(12,315)	30,794
Partially owned entities	754	408	346	1,853	744	1,109
Net (loss) income attributable to controlling interests	(7,192)	18,182	(25,374)	(11,430)	11,909	(23,339)
Less: preferred stock dividends	2,491	1,684	807	4,958	3,017	1,941
Net (loss) income attributable to common stockholders	$(9,683)	$16,498	$(26,181)	$(16,388)	$8,892	$(25,280)

Weighted-average common shares outstanding - basic	31,196,081	31,018,873		30,768,465	31,279,782
Weighted-average common shares outstanding - diluted	31,196,081	38,574,476		30,768,465	31,279,782

Net (loss) earnings per common share - basic	$(0.31)	$0.53		$(0.53)	$0.28
Net (loss) earnings per common share - diluted	$(0.31)	$0.47		$(0.53)	$0.28

Comparison of the Three Months Ended June 30, 2026 and 2025

Rental and Other Property Revenues

Rental and other property revenues increased by $8.3 million, driven by $12.1 million from multifamily apartment communities acquired in the RealSource Merger and $0.3 million from properties acquired in 2026. This increase was partially offset by a $3.9 million decline attributable to property dispositions (Parc Westborough and Sugarmont in 2025, Cottonwood Apartments in 2026, and the deconsolidation of Melrose Phase II), as well as a small decrease across our remaining portfolio.

Property operations expense

Property operations expense increased by $3.6 million, primarily driven by $5.5 million from multifamily apartment communities acquired in the RealSource Merger and increased utility costs. This increase was partially offset by a $1.5 million decline attributable to the property dispositions and deconsolidation discussed above, as well as decreased insurance costs and tax expense due to the timing of accruals.

Depreciation and Amortization

Depreciation and amortization increased by $9.5 million, primarily driven by $10.6 million from multifamily apartment communities acquired in the RealSource Merger, including amortization of acquired in-place lease intangibles, $0.2 million from properties acquired in 2026, and depreciation on capital improvements placed in service at our remaining properties. This increase was partially offset by a $1.7 million decline attributable to the property dispositions and deconsolidation discussed above.

Equity in (Losses) Earnings of Unconsolidated Real Estate Entities

Equity in (losses) earnings of unconsolidated real estate entities decreased by $3.6 million to a loss of $2.0 million, primarily due to a $1.8 million decrease in earnings from Callowhill under the hypothetical liquidation at book value ("HLBV") accounting method, a $1.6 million decrease from Autumn Ridge, which includes our share of amortization of lease intangibles, and a $0.4 million loss from our retained interest in Melrose Phase II. These decreases were partially offset by increased earnings from Infield and other equity method investments.

Gain on Sale of Real Estate Assets

Gain on sale of real estate assets decreased by $52.1 million. During the three months ended June 30, 2026, we recognized a $4.8 million gain from the sale of a 49.8% tenant-in-common interest in Melrose Phase II, compared to $56.8 million of gains from the sales of Parc Westborough and Sugarmont during the three months ended June 30, 2025.

Other Expense

Other expense decreased by $3.0 million, primarily due to $2.5 million of selling commissions expensed during the three months ended June 30, 2025 in connection with the exchange of Series 2019 Preferred Stock for Series 2025 Preferred Stock, as well as other individually immaterial decreases. No exchanges occurred in 2026.

Comparison of the Six Months Ended June 30, 2026 and 2025

Rental and Other Property Revenues

Rental and other property revenues increased by $14.5 million, driven by $24.1 million from multifamily apartment communities acquired in the RealSource Merger and $0.3 million from properties acquired in 2026. This increase was partially offset by a $9.7 million decline attributable to property dispositions (Cottonwood Broadway, Parc Westborough, and Sugarmont in 2025; Cottonwood Apartments and the deconsolidation of Melrose Phase II in 2026), as well as a small decrease across our remaining portfolio.

Property Operations Expense

Property operations expense increased by $9.5 million, primarily driven by $11.4 million from multifamily apartment communities acquired in the RealSource Merger and increased insurance, utility, and property tax costs at our remaining properties. This increase was partially offset by a $3.5 million decline attributable to the property dispositions and deconsolidation discussed above.

Depreciation and Amortization

Depreciation and amortization increased by $19.3 million, primarily driven by $22.6 million from multifamily apartment communities acquired in the RealSource Merger, including amortization of acquired in-place lease intangibles, $0.2 million from properties acquired in 2026, and depreciation on capital improvements placed in service at our remaining properties. This increase was partially offset by a $3.8 million decline attributable to the property dispositions and deconsolidation discussed above.

Equity in (Losses) Earnings of Unconsolidated Real Estate Entities

Equity in (losses) earnings of unconsolidated real estate entities decreased by $6.5 million to a loss of $3.6 million, primarily due to a $4.1 million decrease in earnings from Callowhill under the HLBV method, a $2.5 million decrease from Autumn Ridge, which includes our share of amortization of lease intangibles, and a $0.4 million loss from our retained interest in Melrose Phase II. These decreases were partially offset by increased earnings from Infield and other equity method investments.

Gain on Sale of Real Estate Assets

Gain on sale of real estate assets decreased by $44.3 million. During the six months ended June 30, 2026, we recognized a $15.8 million gain from the sale of Cottonwood Apartments and a $4.8 million gain from the sale of a 49.8% tenant-in-common interest in Melrose Phase II, compared to $64.8 million of gains from the sales of Cottonwood Broadway, Parc Westborough, and Sugarmont during the six months ended June 30, 2025.

Other Expense

Other expense decreased by $6.9 million, primarily due to $5.6 million of selling commissions expensed during the six months ended June 30, 2025 in connection with the exchange of Series 2019 Preferred Stock for Series 2025 Preferred Stock, as well as other individually immaterial decreases. No exchanges occurred in 2026.

Reportable Net Operating Income

Reportable net operating income (“Reportable NOI”) is a supplemental non-GAAP measure of our property operating results, defined as operating revenues less operating expenses. While we consider net income (loss), as defined by GAAP, to be the most appropriate measure of overall performance, we also view Reportable NOI as an appropriate supplemental performance measure as it provides investors with useful information as to the ongoing operating performance of our properties by excluding items not considered controllable through property management, such as real estate-related depreciation and amortization, general and administrative expenses, advisory and property management fees, interest expense, gains on sale of real estate, other income and expense, and noncontrolling interests. Reportable NOI should not be viewed as an alternative to net income (loss) as a measure of financial performance, as it excludes items that may materially impact our results. In addition, our definition of Reportable NOI may differ from that used by other real estate companies. Accordingly, net income (loss) should be considered the primary indicator of our overall financial performance.

Reportable NOI represents 100% of each of our consolidated and unconsolidated properties’ reportable rental and other property revenues and reportable property operations expense. As of June 30, 2026, our same store portfolio consisted of 20 consolidated properties and five unconsolidated properties. Our non-same store and other portfolio consisted of 12 consolidated properties, four sold properties, and one unconsolidated property. Refer to Note 15 of the condensed consolidated financial statements for details of Reportable NOI, including significant expenses.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Reportable NOI
Same Store	$23,696	$23,100	$46,266	$46,769
Non-Same Store and Other	8,327	2,875	14,981	7,611
Total Reportable NOI	$32,023	$25,975	$61,247	$54,380

Same Store Reportable NOI increased by $0.6 million, or 2.6%, for the three months ended June 30, 2026 and decreased by $0.5 million, or 1.1%, for the six months ended June 30, 2026 when compared to the prior-year periods, reflecting generally stable performance across the same store portfolio. Weighted-average monthly rent for the same store portfolio was $1,667 and $1,671, and weighted-average occupancy was 93.8% and 93.7%, at June 30, 2026 and 2025, respectively.

Reportable NOI for Non-Same Store and Other increased by $5.5 million and $7.4 million for the three and six months ended June 30, 2026, respectively, when compared to the prior-year periods, primarily driven by contributions from the properties acquired in the RealSource Merger in December 2025. These increases were partially offset by lost NOI from the sales of Parc Westborough and Sugarmont in 2025 (and, for the six-month period, Cottonwood Broadway), as well as the sale of Cottonwood Apartments and the deconsolidation of Melrose Phase II in the second quarter of 2026.

The following table reconciles the net loss attributable to common stockholders in the condensed consolidated statements of operations to total Reportable NOI for the three and six months ended June 30, 2026 and 2025 ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net (loss) income attributable to common stockholders	$(9,683)	$16,498	$(16,388)	$8,892
Depreciation and amortization	23,725	14,236	48,497	29,186
General and administrative expenses	2,312	2,930	5,141	5,489
Impairment loss	—	—	—	957
Property management revenues	(1,727)	(1,659)	(3,323)	(3,451)
Property management expense	4,256	4,785	8,716	9,367
Asset management fee	3,234	3,032	6,435	6,123
Other revenues	(2,492)	(2,140)	(4,868)	(3,706)
Equity in losses (earnings) of unconsolidated real estate entities	2,046	(1,516)	3,637	(2,885)
Interest income	(238)	(481)	(375)	(815)
Interest expense	19,540	18,312	38,746	38,359
Loss on debt extinguishment	—	1,634	198	1,732
Gain on sale of real estate assets	(4,730)	(56,834)	(20,489)	(64,766)
Gain on legal settlement	—	—	—	(400)
Other expense	96	3,144	250	7,118
Income tax benefit	(196)	(295)	(416)	(420)
Net (loss) income attributable to noncontrolling interests - limited partners	(11,586)	18,720	(18,479)	12,315
Net loss attributable to noncontrolling interests - partially owned entities	(754)	(408)	(1,853)	(744)
Preferred stock dividends	2,491	1,684	4,958	3,017
Rental and other property revenues of unconsolidated properties	8,633	6,936	16,922	14,016
Property operations expense of unconsolidated properties	(2,904)	(2,603)	(6,062)	(5,004)
Reportable NOI	$32,023	$25,975	$61,247	$54,380

We further evaluate the performance of properties in our Same Store reportable segment on an adjusted, at-share basis (“Adjusted Same Store Reportable NOI”), reflecting CROP’s ownership at the end of the period for all properties within the same-store portfolio. This analysis may not be comparable to that of other real estate companies and should not be considered more relevant or accurate than GAAP measures in evaluating our operating performance.

The following table reconciles Same Store Reportable NOI to Adjusted Same Store Reportable NOI at Share for the three and six months ended June 30, 2026 and 2025 ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Same Store Reportable NOI	$23,696	$23,100	$46,266	$46,769
Non-core property expenses, net	(361)	819	345	726
At share adjustments (1)	(3,107)	(3,218)	(6,228)	(6,433)
Adjusted Same Store Reportable NOI	$20,228	$20,701	$40,383	$41,062

(1) Adjustment to apply CROP’s ownership percentage in the properties within the same store portfolio.

Funds from Operations

We believe funds from operations, or FFO, is a beneficial indicator of the performance of an equity REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), gains and losses from change in control, impairment losses on operating real estate assets, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

We adjust FFO by the items below to arrive at Core FFO, which management uses as a measure of our operating performance. We believe these measures are useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance. Our calculation of Core FFO may differ from that used by other REITs and, accordingly, may not be comparable.

Commencing with our Core FFO presentation for the year ended December, 31, 2025, we adjusted Core FFO for preferred equity investments accounted for under the HLBV method to reflect the contractual preferred return accrued during the period when it exceeded the amount recorded under the HLBV method. We discontinued that adjustment beginning June 30, 2026. Consistent with the NAREIT definition of FFO and our treatment of other unconsolidated real estate investments, FFO instead is adjusted for our share of the venture's real estate depreciation and amortization reflected in the HLBV calculation. This adjustment related to one investment where the book value of the venture's net assets declined following placement of the property in service. FFO and Core FFO for prior periods will be recast and presented on a comparable basis in filings in which they appear.

Preferred returns of $1.7 million and $3.3 million accrued on this investment during the three and six months ended June 30, 2026, respectively, compared to equity in losses of $0.4 million and $1.2 million recorded under the HLBV method. The related depreciation and amortization adjustment in FFO was $0.4 million and $0.8 million for those periods. Realization of the accrued preferred return depends on a sale, refinancing or other capital event at the venture.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance.

The following table presents a reconciliation of FFO and Core FFO to net (loss) income attributable to CROP ($ in thousands, except share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net (loss) income attributable to controlling interests	$(7,192)	$18,182	$(11,430)	$11,909
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	19,809	13,598	43,826	27,946
Depreciation and amortization from unconsolidated real estate entities	4,684	1,768	8,230	3,756
Gain on sale of real estate assets	(4,730)	(56,834)	(20,489)	(64,766)
(Loss) income allocated to noncontrolling interests - limited partners	(11,586)	18,460	(18,479)	12,054
Amount attributable to above from noncontrolling interests - partially owned entities	(1,918)	(516)	(3,360)	(1,030)
Funds from operations attributable to common stockholders and unit holders	(933)	(5,342)	(1,702)	(10,131)
Adjustments:
Gain on legal settlement	—	—	—	(400)
Amortization of intangible assets	3,917	638	4,672	1,240
Amortization of debt issuance costs	725	794	1,529	1,741
Accretion of discount on preferred stock	1,261	1,013	2,439	1,953
Selling commissions and expenses from Series 2025 Preferred Stock Exchanges	—	2,512	—	5,602
Share-based compensation	673	856	1,329	1,895
Losses on debt extinguishment	—	1,633	198	1,732
Impairment loss	—	—	—	957
Losses on derivatives	2	347	105	1,037
Legal costs and settlements, net	—	87	—	81
Other adjustments (1)	(103)	1,443	(42)	1,762
Amount attributable to above from noncontrolling interests and unconsolidated entities	118	57	203	112
Core funds from operations attributable to common stockholders and unit holders	$5,660	$4,038	$8,731	$7,581

FFO per common share and unit - diluted	$(0.01)	$(0.08)	$(0.02)	$(0.14)
Core FFO per common share and unit - diluted	$0.06	$0.06	$0.09	$0.11
Weighted-average diluted common shares and units outstanding - FFO and Core FFO	94,575,304	70,511,958	93,023,381	70,155,126

(1) Other adjustments include acquisition fees and expenses, insurance losses, and other miscellaneous non-cash or non-recurring items.

Weighted-average dilutive common shares and units for FFO and Core FFO are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Dilutive weighted-average Series A Convertible Preferred shares	13,116,465	7,555,848	12,450,781	6,801,589
Weighted-average common shares	31,196,081	31,018,873	30,768,465	31,279,782
Weighted-average limited partnership units	50,262,758	31,937,237	49,804,135	32,073,755
Weighted-average common shares and units outstanding	94,575,304	70,511,958	93,023,381	70,155,126

    FFO improved to $(0.01) and $(0.02) per diluted share/unit for the three and six months ended June 30, 2026, respectively, from $(0.08) and $(0.14) in the prior-year periods, respectively, primarily due to contributions from properties acquired in the RealSource Merger and the non-recurrence of $2.5 million and $5.6 million of selling commissions expensed in the prior-year periods on the exchange of Series 2019 Preferred Stock.

Core FFO was $5.7 million, or $0.06 per diluted share/unit, for the three months ended June 30, 2026, compared to $4.0 million, or $0.06 per diluted share/unit, for the same period in 2025. For the six months ended June 30, 2026, Core FFO was $8.7 million, or $0.09 per diluted share/unit, compared to $7.6 million, or $0.11 per diluted share/unit, for the same period in 2025. The increase in Core FFO was primarily attributable to the contribution from properties acquired in the RealSource Merger and interest savings from the redemption of preferred stock, partially offset by decreased income from our debt investments. Core FFO per diluted share/unit declined for the six-month period as a result of the increase in weighted-average diluted shares and units outstanding resulting from the RealSource Merger, 2026 acquisitions, and issuances of Series A Convertible Preferred Stock.

Refer to “Results of Operations” and “Reportable Net Operating Income” above for further detail.

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). Pursuant to these valuation procedures, we computed a June 30, 2026 NAV per share for our outstanding Class T, Class D, Class I, and Class A shares of $11.3127.

The purchase price per share for each class of common stock will vary and will generally equal our prior month’s NAV per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. Refer to Part II. Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchase of Equity Securities – Net Asset Value and — NAV and NAV Per Share Calculation” in our Annual Report on Form 10-K for further information on the valuation methods used for the purposes of determining the valuations of our assets and liabilities.

CROP has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent CROP has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of CROP on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes (i) the NAV of our outstanding classes of common stock as of June 30, 2026, assuming all outstanding shares of Series A Convertible Preferred Stock have converted to Class I common stock as of June 30, 2026 and (ii) the partnership interests of CROP held by limited partners in CROP. The following table sets forth the components of our NAV as of June 30, 2026 ($ in thousands except share data):

Components of NAV*	As of June 30, 2026
Investments in Multifamily Operating Properties	$2,330,455
Investments in Multifamily Development Properties	72,885
Investments in Real Estate-Related Structured Investments	136,869
Investments in Land Held for Development	37,336
Operating Company and Other Net Current Assets	96,892
Cash and Cash Equivalents	15,208
Secured Real Estate Financing	(1,353,152)
Subordinated Unsecured Notes	(17,207)
Preferred Equity	(225,161)
Net Asset Value	$1,094,125
Fully-diluted Shares/Units Outstanding	96,716,557

* Presented as adjusted for our economic ownership percentage in each asset.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2026 ($ in thousands, except share and per share data):

	Class
	T	D	I(1)	A	OP(2)	Total
As of June 30, 2026
Monthly NAV	$50,582	$4,989	$239,995	$186,891	$611,668	$1,094,125
Fully-diluted Outstanding Shares/Units	4,471,284	441,010	21,214,614	16,520,503	54,069,146	96,716,557
NAV per Fully-diluted Share/Unit	$11.3127	$11.3127	$11.3127	$11.3127	$11.3127

(1) Commencing with our determination of NAV as of December 31, 2025, we have assumed all outstanding convertible preferred equity as of our NAV determination date has been converted to Class I shares based on the NAV per share of Class I common stock as of the determination date.

(2) Includes the partnership interests of CROP held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other CROP interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the independent appraisal firms in the discounted cash flow methodology in the June 30, 2026 valuations of our real property assets, based on property types:

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.93%	5.52%
Development Assets	7.00%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.7%	2.2%
	0.25% increase	(2.5)%	(2.1)%
Exit Capitalization Rate	0.25% decrease	3.8%	3.6%
	0.25% increase	(3.3)%	(3.2)%

* Presented as adjusted for our economic ownership percentage in each asset.

The following table reconciles stockholders’ equity and CROP partners’ capital per our condensed consolidated balance sheet to our NAV ($ in thousands):

June 30, 2026
Stockholders’ equity	$289,168
Noncontrolling interests attributable to limited partners	308,673
597,841
Adjustments at share:
Accumulated depreciation and amortization, consolidated and unconsolidated entities	299,835
Unrealized net real estate and debt appreciation	158,226
Transaction and financing costs	13,894
Deferred revenue	13,709
Difference between HLBV and fair value	10,600
Deferred tax liability	7,690
Discount on preferred stock	(8,824)
Other (1)	1,154
NAV	$1,094,125

(1) Other includes non-current commissions and derivative assets where settlement is not imminent.

The following describes the adjustments to reconcile GAAP stockholders’ equity and CROP partners' capital per our condensed consolidated balance sheet to our NAV:

•We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV. Accumulated depreciation and amortization associated with our investments in unconsolidated real estate entities is also not recorded for purposes of determining our NAV.
•Our investments in real estate are presented under historical cost in our GAAP condensed consolidated financial statements. Additionally, our mortgage notes, revolving credit facility and construction loans are presented at their carrying value in our consolidated GAAP financial statements. As such, any increases or decreases in the fair market value of our investments in real estate or our debt instruments are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and our debt instruments are recorded at fair value.
•Transaction and financing costs are added back and amortized according to NAV policy.
•We exclude deferred revenue as recorded under GAAP for funds received from an easement agreement.
•Certain preferred equity investments are accounted under the HLBV accounting method. The adjustment reflects the difference between using that method and fair value.
•We exclude deferred tax assets and liabilities unless a refund or payment is likely or probable.
•Our preferred stock that is mandatorily redeemable is accounted for as a liability with associated issuance costs deferred and amortized under GAAP. These issuance costs are excluded for purposes of determining our NAV.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the “2%/25% Limitation”), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended June 30, 2026, our total operating expenses were less than the 2%/25% Limitation.

Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets, including funding commitments on our structured investments; operating expenses, including the management fee we pay to our advisor and the performance participation allocation (when applicable); capital expenditures, including those on our development projects; general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of our public and private offerings, our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties, the interest rate environment and inflation which could increase our expenses, the satisfaction of REIT dividend requirements and the volume of repurchase requests under our share purchase program. We have satisfied all of our repurchase requests to date.

Due to commitments on our structured investments and development projects, which we believe will be accretive to our portfolio, our available cash to fund repurchase requests is limited. We completed the sale of 99.9% of our interests in Cottonwood Apartments (February 2026), which currently has the net proceeds reserved for a potential 1031 exchange, to strengthen our liquidity position and enhance our ability to fund repurchase requests and anticipate we will be able to fully fund repurchase requests. To continue to bolster our liquidity position, we may pursue additional strategic asset sales in the future or seek additional sources of capital.

As of June 30, 2026, we have $1.1 billion of fixed rate debt and $224.0 million of variable rate debt, which includes $12.3 million of land loans and $28.9 million of construction loans. We have interest rate cap hedging instruments on $158.0 million, or 70.5%, of our variable rate debt. In addition, CROP has issued unsecured promissory notes in a private placement offering maturing in December 2029, in an aggregate amount of $16.7 million.

We have a credit facility in place with JP Morgan that provides us with additional liquidity. Our JP Morgan Revolving Credit Facility has a variable rate and is secured by Alpha Mill. We may obtain advances secured against Alpha Mill up to $100.0 million on the JP Morgan Revolving Credit Facility. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt-service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of June 30, 2026, the amount available to draw on this facility was capped at $31.4 million primarily due to the current interest rate environment and the applicable debt-service coverage ratio. On July 8, 2026 and July 31, 2026, we drew $9.0 million and $18.0 million, respectively, on this facility.

One of our principal long-term liquidity requirements includes the repayment of maturing debt. Aggregate maturities will be $49.5 million for the year ended December 31, 2026 and for the years ending 2027 through 2030 will be $391.4 million, $172.9 million, $86.7 million, and $409.3 million, respectively, and $182.5 million in the aggregate thereafter. Of the $49.5 million maturing during the current year ended December 31, 2026, $7.6 million relates to our outstanding Galleria land loan and $40.7 million relates to debt secured by our operating property investment, Antero.

Approximately $452.9 million of debt, which includes nine mortgage notes and one construction loan with an aggregate principal balance of $440.6 million and land loans with an aggregate principal balance of $12.3 million, is scheduled to mature within twelve months of the issuance date of these condensed consolidated financial statements. Our cash on hand and other liquidity sources are less than these maturities as of the issuance date of these condensed consolidated financial statements. However, we intend to address these upcoming maturities primarily through refinancing the maturing mortgage loans, selling a land parcel, extending certain loans, and using cash on hand and available borrowing capacity under current and future credit facilities. We are actively engaged with our existing lenders and other potential financing sources regarding these refinancing efforts. The mortgage loans are secured by operating and income-producing properties. We believe the operating performance of the underlying assets, current collateral values, and prevailing market conditions support refinancing. Accordingly, we believe it is probable that these plans will be effectively implemented and will enable us to satisfy our obligations as they come due.

We have issued different series of preferred stock and have outstanding Series 2023, Series 2023-A and Series 2025 Preferred Stock, each of which are similar in nature. Each series must be redeemed for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on the redemption date.

The Series 2023 Preferred Stock redemption date is June 30, 2027, subject to two one-year extensions at our option. The Series 2023-A Preferred Stock redemption date is December 31, 2027. The Series 2025 Preferred Stock redemption date is December 31, 2028, subject to two one-year extension options at our discretion.

As of June 30, 2026, we had 10.2 million shares outstanding for our Series 2023 Preferred Stock, 0.3 million shares outstanding for our Series 2023-A Preferred Stock, and 12.0 million shares outstanding for our Series 2025 Preferred Stock.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with our securities offerings, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	Six Months Ended June 30,
	2026	2025
Net cash from operating activities	$1,169	$(8,051)
Net cash from investing activities	(4,826)	286,478
Net cash from financing activities	34,444	(217,037)
Net increase in cash and cash equivalents and restricted cash	$30,787	$61,390

Net cash flows from operating activities improved by $9.2 million compared to the prior-year period, primarily driven by $5.6 million of selling commissions and expenses related to Series 2025 Preferred Stock exchanges incurred in 2025 that did not recur in 2026, as well as cash flows from properties acquired in the RealSource Merger. This improvement was partially offset by the loss of operating cash flows from the three properties sold in 2025, the sale of Cottonwood Apartments and the deconsolidation of Melrose Phase II in the second quarter of 2026.

Net cash flows from investing activities decreased by $291.3 million compared to the prior-year period, primarily due to $256.9 million of lower net proceeds from property sales in 2026 relative to 2025 and $37.5 million spent on property acquisitions in 2026. This decrease was partially offset by $1.3 million of lower capital expenditures and development activities, as well as the issuance of a $7.0 million promissory note to the buyer of a property and $6.9 million of contributions to investments in real estate-related loans in 2025, neither of which recurred in 2026.

Net cash flows from financing activities increased by $251.5 million compared to the prior-year period, primarily driven by $226.2 million of lower repayments on our revolving credit facility, mortgage notes and construction loans, an $18.9 million increase in borrowings under those debt instruments, $14.8 million raised through our DST program, $6.0 million of net proceeds from the issuance of unsecured promissory notes, a $7.4 million decrease in repurchases and redemptions of our common stock and OP Units, preferred stock and unsecured notes, and $0.8 million of contributions received in connection with the syndication of Cottonwood on 6th in 2026. This increase was partially offset by $8.8 million of higher distributions and by $19.2 million of borrowings under land loans in 2025 that did not recur, $6.9 million of which was repaid in 2026.

Distributions

The following table shows distributions paid and cash flow used in operating activities during the six months ended June 30, 2026 and the year ended December 31, 2025 ($ in thousands):

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Distributions paid in cash - convertible preferred stockholders	$4,919	$6,842
Distributions paid in cash - common stockholders	8,469	18,222
Distributions paid in cash to noncontrolling interests - limited partners	18,379	22,949
Distributions of DRP (reinvested)	1,679	3,411
Total distributions (1)	$33,446	$51,424

Source of distributions (2)
Paid from cash flows provided by operations	$1,169	$—
Paid from proceeds from realized investments	7,698	48,013
Paid from additional borrowings	13,268	—
Paid from offering proceeds	9,632	—
Offering proceeds from issuance of common stock pursuant to the DRP	1,679	3,411
Total sources	$33,446	$51,424

Net cash provided by (used in) operating activities (2)	$1,169	$(20,574)

(1) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2) The allocation of total sources is calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

For the six months ended June 30, 2026, distributions declared to convertible preferred stockholders, common stockholders and limited partners were $5.0 million, $10.2 million and $18.7 million, respectively.

For the six months ended June 30, 2026, we paid cash distributions to convertible preferred stockholders, common stockholders and limited partners of $4.9 million, $8.5 million and $18.4 million, respectively. For the six months ended June 30, 2026, our net loss was $31.8 million. Cash flows provided by operating activities for the six months ended June 30, 2026 were $1.2 million.

Critical Accounting Policies

Please refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the period ended December 31, 2025 for discussions of our critical accounting estimates. As of June 30, 2026, our critical accounting estimates have not changed from those described in that report.

Subsequent Events

Park Lafayette Acquisition

On July 30, 2026, we acquired Park Lafayette Towers, a 271-unit multifamily community in Milwaukee, WI for a purchase price of $94.1 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the effects of interest rate changes as we incur debt to maintain liquidity and to finance our real estate investment portfolio and operations. Interest rate changes affect our profitability and the value of our real estate investment portfolio. Our objective with interest rate risk is to reduce the potentially adverse effects of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that variable rate exposure is kept at an acceptable level. We also utilize a variety of derivative financial instruments, including interest rate caps. These financial instruments may be subject to the risk that losses on a hedge position will reduce the funds available for the payment of distributions to our stockholders and/or that the losses may exceed the amount we invested in the derivative instrument itself.

We have both fixed and variable rate debt. Interest rate fluctuations will generally not affect future earnings or cash flows on fixed rate debt unless such debt matures or is otherwise terminated. However, interest rate changes do affect the fair value of fixed rate instruments. As of June 30, 2026, the face value of our fixed rate mortgage debt was $1.1 billion and the estimated aggregate fair value was $1.0 billion. Fair value is computed using rates available to us for debt with similar terms and remaining maturities. If interest rates had been 100 basis points higher as of June 30, 2026, the fair value of our fixed rate debt would have decreased by $12.9 million.

Conversely, movements in interest rates on variable rate debt change future earnings and cash flows, but, other than changes in required risk premiums, do not significantly affect fair value. As of June 30, 2026, we had $224.0 million of variable rate debt outstanding with 70.5% of our variable rate debt under rate cap hedging arrangements and 29.5% of our variable rate debt as bridge, construction or land loans. If interest rates on non-hedged variable rate debt had been 100 basis points higher during the three and six months ended June 30, 2026, our interest expense would have increased by $63,000 and $126,000, respectively. Interest on construction loans and land loans prior to being placed in service is capitalized; therefore, the impact of a change in interest rates on our condensed consolidated statements of operations would be less than the total change, but we would incur higher cash payments and capitalized costs, resulting in greater depreciation in later years.

The weighted-average interest rate of our variable rate debt at June 30, 2026 was 5.8%. The interest rate represents the actual interest rate in effect at June 30, 2026 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of June 30, 2026 where applicable.

Credit Risk

For our structured investments, we are exposed to the risk of a borrower’s ability to perform under the terms of their obligations to us. We manage this credit risk by conducting a comprehensive due diligence process prior to making an investment and by actively monitoring the projects we have invested in. The performance and value of our real estate-related structured investments depend upon the sponsors’ ability to manage the development of the respective properties that serve as collateral so that each property’s value ultimately supports the repayment of the investment and accrued returns. Mezzanine loans and preferred equity investments are subordinate to senior mortgage loans and, therefore, involve a higher degree of risk. In the event of a default, mezzanine loans and preferred equity investments will be satisfied only after the senior lender’s investment is fully recovered. As a result, in the event of a default, we may not recover all of our investment.

In addition, we are exposed to the risks generally associated with the commercial real estate market, including variances in occupancy rates, capitalization rates, absorption rates, and other macroeconomic factors beyond our control. We seek to manage these risks through our underwriting and asset management processes.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2026. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of June 30, 2026, we were not involved in any material legal proceedings.

Item 1A. Risk Factors

Please see the risks discussed below, in Part II, Item 1A of our prior period Quarterly Reports, and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2025.

Risks Related to our Company

We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the six months ended June 30, 2026, we had consolidated net loss of $31.8 million. For the year ended December 31, 2025, we had consolidated net loss of $12.9 million. As of June 30, 2026, we had an accumulated deficit of $122.0 million. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $48.5 million for the six months ended June 30, 2026 and $57.4 million for the year ended December 31, 2025.

Net income (loss) and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments. We calculate depreciation on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, including funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. See Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Funds from Operations” for considerations on how to review this metric.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

It is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. In these instances, we expect to look to third-party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the six months ended June 30, 2026, and the year ended December 31, 2025, we paid aggregate distributions to convertible preferred stockholders, common stockholders and limited partnership unit holders of $33.4 million and $51.4 million, including $31.8 million and $48.0 million of distributions paid in cash and $1.7 million and $3.4 million of distributions reinvested through our distribution reinvestment plan, respectively.

Our net loss for the six months ended June 30, 2026 was $31.8 million and our net loss for the year ended December 31, 2025 was $12.9 million. Cash flows provided by operating activities were $1.2 million for the six months ended June 30, 2026, and cash flows used in operating activities were $20.6 million for the year ended December 31, 2025.

We funded our total distribution paid during the six months ended June 30, 2026, which includes net cash distributions and distribution reinvestment by stockholders, with $1.2 million of cash from operations, $7.7 million from proceeds from realized investment, $13.3 million from additional borrowings, $9.6 million from offering proceeds and $1.7 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan.

We funded our total distributions paid during the year ended December 31, 2025, which includes net cash distributions and distributions reinvested by stockholders, with $48.0 million from proceeds from realized investment and $3.4 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sale of Equity Securities

Except as otherwise disclosed, during the three months ended June 30, 2026, we sold equity securities that were not registered under the Securities Act and not previously included in a Quarterly Report on Form 10-Q or Current Report on Form 8-K as described below.

Class I Common Stock

During the three months ended June 30, 2026, we issued 1,409,061 shares of Class I common stock upon exchange of 1,599,262 Series A Convertible Preferred Stock pursuant to the terms of the Series A Convertible Preferred Stock which provide that after the holder of the Series A Convertible Preferred Stock has held the shares for two years, we have the right, in our sole discretion, to convert the Series A Convertible Preferred Stock into shares of our Class I common stock at the most recently disclosed NAV per share of Class I common stock. The issuance of such shares of common stock was effected in reliance upon an exemption from registration provided by Section 3(a)(9) of the Securities Act on the basis that the issuance of Class I common stock constituted an exchange with existing holders of the Company’s securities and no commission or other remuneration was paid or given directly or indirectly for soliciting such transaction.

CROP Units

On May 20, 2026, CROP issued 95,088 CROP Units to acquire APT Cowork, LLC (“APT”). CROP acquired all of the issued and outstanding membership interests in APT for $1.1 million, a purchase price based on an independent third-party valuation, inclusive of net working capital. The purchase price was based on a third-party opinion of value and the transaction was approved in advance by our conflicts committee. The issuance of the CROP Units was at the most recently determined NAV per unit of CROP at the time the transaction was approved ($11.3615 as of February 28, 2026) and the consideration was allocated to the members consistent with their capital contributions. The issuance of such CROP Units was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder.

On June 10, 2026, CROP issued 3,846,922 CROP Units to acquire Orchards at Cherry Creek Apartments. The CROP Units were issued at the most recently disclosed NAV of the CROP Units of $11.3409. The issuance of such CROP Units was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder.

On June 30, 2026, CROP issued 1,001,303 CROP Units to acquire 5 Row Apartments. The CROP Units were issued at the most recently disclosed NAV of the CROP Units of $11.3465. The issuance of such CROP Units was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder.

Purchase by Executive Officers

As previously disclosed, in connection with the closing of the RealSource Merger and the $3.0 million investment in us by our officers, on January 2, 2026, we issued 4,402 shares of Class I common stock, 127,665 CROP Units and 165,289 Series A Convertible Preferred Stock. The Class I common stock and CROP Units were issued at the most recently disclosed NAV at the time of purchase of $11.3578, and the Series A Convertible Preferred Stock was made at the current offering price in the private offering, net of 9.25% of organization and offering expenses and upfront commissions and placement fees, or $9.075. The issuance of such securities was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act and the rules and regulations promulgated thereunder.

Share Repurchase Program

We have adopted a share repurchase program, whereby subject to the limitations of the program, on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion.

Under our share repurchase program, to the extent we choose to repurchase shares in any particular month, we will only repurchase shares as of the last calendar day of that month (a “Repurchase Date”). Repurchases will be made at the transaction price in effect on the Repurchase Date (which will generally be equal to our prior month’s NAV per share), except that depending on the class of shares requested to be repurchased and how long the shares have been outstanding, the shares may be repurchased at a discount to the transaction price (an “Early Repurchase Deduction”) as described in the Share Repurchase Program which is incorporated hereto as exhibit 99.1 from our Form S-11/A filed on September 29, 2025, subject to certain limited exceptions.

The total amount of aggregate repurchases of our Class T, Class D, Class I, and Class A shares (all of our outstanding classes of common stock) is limited to no more than 2% of the aggregate NAV of our common stock outstanding per month and no more than 5% of our aggregate NAV of our common stock outstanding per calendar quarter.

During the three months ended June 30, 2026, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased (1)	Repurchases as a Percentage of NAV (2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs (3)
April 2026	295,425	0.9778292%	$11.3163	—
May 2026	210,791	0.6884092%	$11.3156	—
June 2026	262,383	0.8423466%	$11.3465	—
Total	768,599

(1) All shares were repurchased through our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Item 3. Defaults Upon Senior Securities

None

Item 4. Mine Safety Disclosures

Not applicable

Item 5. Other Information

(a) None

(b) None

(c) During the quarterly period ended June 30, 2026, none of our directors or officers (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted or terminated any “Rule 10b5-1 trading arrangement” or any “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408 of Regulation S-K.

Item 6. Exhibits

Exhibit Number	Exhibit Description
2.1
Agreement and Plan of Merger dated June 25, 2025, by and among Cottonwood Communities, Inc., Cottonwood Residential O.P., LP, Cottonwood Communities GP Subsidiary, LLC, RealSource Properties, Inc. and RealSource Properties OP, LP (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed June 26, 2025)

2.2
Amendment to Merger Agreement dated November 12, 2025, by and among Cottonwood Communities, Inc., Cottonwood Residential O.P., LP, Cottonwood Communities GP Subsidiary, LLC, RealSource Properties, Inc. and RealSource Properties OP, LP (incorporated by reference to Exhibit 2.2 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2025)

3.1
Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (No. 333-215272) filed June 27, 2018

3.2	Bylaws, incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-11 (No. 333-215272) filed December 22, 2016
3.3	Articles Supplementary for the Class A shares of common stock, incorporated by reference to Exhibit 3.1 on Form 8-K (No. 333-215272) filed August 19, 2019
3.4	Articles Supplementary for the Class T shares of common stock, incorporated by reference to Exhibit 3.2 on Form 8-K (No. 333-215272) filed August 19, 2019
3.5	Articles of Amendment, incorporated by reference to Exhibit 3.3 on Form 8-K (No. 333-215272) filed August 19, 2019
3.6	Article Supplementary – Preferred Stock, incorporated by reference to Exhibit 3.6 to the Company’s Quarterly Report on Form 10-Q filed November 13, 2019
3.7	Articles Supplementary for the Series 2019 Preferred Stock, incorporated by reference to Exhibit 3.3 on Form 8-K (No. 000-56165) filed April 2, 2021
3.8	Articles of Amendment for the Class TX shares of common stock, incorporated by reference to Exhibit 3.4 on Form 8-K (No. 000-56165) filed April 2, 2021
3.9	Articles Supplementary for the Class D, Class I and Class T shares of common stock, incorporated by reference to Exhibit 3.5 on Form 8-K (No. 000-56165) filed April 2, 2021
3.10
Articles Supplementary for the Class D shares of common stock, incorporated by reference to Exhibit 3.12 to the Company’s Registration Statement on Form S-4/A (file no. 333-255171) filing dated May 13, 2021

3.11
Articles Supplementary for the Class D and Class T shares of common stock, incorporated by reference to Exhibit 3.1 to the Company's Post-Effective Amendment no. 7 to its Registration Statement on Form S-11 (No. 333-215272) filed August 11, 2021

3.12	Articles Supplementary for the Series 2019 Preferred Stock (incorporated by reference to Exhibit 3.1 on Form 8-K (No. 000-56165) filed October 18, 2021)
3.13	Articles of Amendment (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 20, 2021)
3.14	Articles Supplementary for the Series 2019 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 7, 2022)
3.15	Articles Supplementary for the Series 2023 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 16, 2022)
3.16	Articles Supplementary for the Series 2023-A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 28, 2023)
3.17	Articles Supplementary for the Series 2023 Preferred Stock of Cottonwood Communities, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed August 23, 2023)
3.18	Articles Supplementary for the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed September 22, 2023)
3.19
Articles of Amendment for the terms of the Series A Convertible Preferred Stock of Cottonwood Communities, Inc. (incorporated by reference Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 12, 2024)

3.20
Articles Supplementary for the terms of the Series 2025 Preferred Stock of Cottonwood Communities, Inc. (incorporated by reference Exhibit 3.1 to the Company’s Current Report on Form 8-K filed January 13, 2025)

3.21	Articles Supplementary for the terms of Series A Convertible Preferred Stock (incorporated by reference Exhibit 3.21 to the Company’s Quarterly Report on Form 10-Q filed May 12, 2026)

4.1
Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (No. 333-215272) filed June 27, 2018

4.2
Distribution Reinvestment Plan, incorporated by reference to Appendix A to the prospectus included in the Company’s Amendment No. 1 to the Company’s Registration Statement on Form S-11 (No. 333-258754) filed October 21, 2021

4.3	Multiple Class Plan, incorporated by reference to Exhibit 4.1 to the Company's Post-Effective Amendment no. 7 to its Registration Statement on Form S-11 (No. 333-215272) filed August 11, 2021
4.4	Form of Subscription Agreement (incorporated by reference to Appendix B to the prospectus included in the Company’s Amendment no. 1 to the Registration Statement on Form S-11 (No. 333-258754))
10.1
Amended and Restated Advisory Agreement by and among the Company, Cottonwood Residential O.P., LP and CC Advisors III, LLC dated May 7, 2026 (incorporated by reference Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed May 12, 2026)

10.2
Renewal Agreement dated May 7, 2026 by and among Cottonwood Capital Management, Inc. and Cottonwood Communities Advisors, LLC with respect to Reimbursement and Cost Sharing Agreement dated May 7, 2021 (incorporated by reference Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed May 12, 2026)

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Share Repurchase Program Amended August 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-11/A (No. 333-282872) filed September 29, 2025)
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COTTONWOOD COMMUNITIES, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Adam Larson
Adam Larson, Chief Financial Officer

Dated: August 14, 2026